Exhibit 99.1

MANAGEMENT PROXY CIRCULAR

2010 ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

June 7, 2010 AT 4:00 P.M.

Your Participation is Important – Please Take a Minute to Vote.
Voting Instructions on Pages 2 and 3.

TABLE OF CONTENTS

SOLICITATION OF PROXIES	1
APPOINTMENT AND REVOCATION OF PROXIES	1
VOTING BY REGISTERED SHAREHOLDERS	2
VOTING BY NON-REGISTERED SHAREHOLDERS	2
EXERCISE OF DISCRETION BY PROXIES	3
RECORD DATE AND SHAREHOLDERS ENTITLED TO VOTE	3
HOW A VOTE IS PASSED	4
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	4
BUSINESS OF THE MEETING	5
THE NOMINATED DIRECTORS	6
OUTSIDE DIRECTORSHIPS	9
REPORT ON CORPORATE GOVERNANCE	9
COMPENSATION OF DIRECTORS	14
COMPENSATION DISCUSSION AND ANALYSIS	19
SUMMARY COMPENSATION TABLE	23
EMPLOYMENT ARRANGEMENTS	32
RETIREMENT ARRANGEMENTS	33
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	33
EQUITY COMPENSATION PLANS	33
EQUITY COMPENSATION PLAN INFORMATION	38
EXECUTIVE BENEFIT PLAN	38
SHAREHOLDER RETURN PERFORMANCE GRAPH	39
ADDITIONAL INFORMATION AVAILABLE	40
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	40
GENERAL INFORMATION	40
AMENDMENT OF SHARE INCENTIVE PLAN	A-1

Dundee Corporation
Management Proxy Circular

i

May 14, 2010

Dear Shareholder:

You are invited to attend our Annual and Special Shareholders’ Meeting which will be held at:

Le Meridien King Edward
Sovereign Ballroom
37 King Street East
Toronto, Ontario
M5C 1E9

on June 7, 2010 at 4:00 p.m. (Toronto time).

The items of business to be acted upon are included in the Notice of the 2010 Annual and Special Meeting of Shareholders and accompanying Management Proxy Circular.  Following the custom of past meetings, we will also review our business operations and will be answering your questions following the formal part of the meeting.

Your participation in Dundee Corporation’s business is important.  We have made it easy for you to vote by telephone, Internet, mail, facsimile or by coming to the meeting in person.

Please consult the attached Management Proxy Circular which contains all of the information you need about the meeting and how to exercise your right to vote.  Your vote does count.

Sincerely yours,

Harold P. (Sonny) Gordon	Ned Goodman
Chairman	President and Chief Executive Officer

The accompanying Management Proxy Circular as well as our 2009 financial statements, annual information form, quarterly financial information and other information regarding Dundee Corporation is posted on our website at www.dundeecorporation.com and can be accessed through the System for Electronic Document Analysis and Retrieval at www.sedar.com.

DUNDEE PLACE
28TH FLOOR
1 ADELAIDE STREET EAST
TORONTO, ONTARIO
M5C 2V9

NOTICE OF 2010 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of DUNDEE CORPORATION (the “Company”) will be held at Le Meridien King Edward, Sovereign Ballroom, 37 King Street East, Toronto, Ontario on Monday, June 7, 2010 at 4:00 p.m. (Toronto time), for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2009, together with the auditor’s report thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint PricewaterhouseCoopers LLP as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor;

4.	to amend the Share Incentive Plan of the Company; and

5.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

DATED at Toronto, Ontario as of the 14th day of May, 2010.

By Order of the Board

Lili Mance, Corporate Secretary

We ask that you promptly sign, date and return the enclosed proxy in the enclosed return envelope if it is not your intention to be present at the Meeting.  All instruments appointing proxies to be used at the Meeting, or at any adjournments thereof, must be deposited with Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, via facsimile at (416) 263-9524 or 1-866-249-7775 or by telephone or Internet at www.investorvote.com as provided in the Circular prior to 4:00 p.m. (Toronto time) on June 3, 2010.  See “Appointment and Revocation of Proxies” on page 1 and “Voting by Registered Shareholders” and “Voting by Non-Registered Shareholders” on page 2 for voting instructions.  Instruments appointing proxies not so deposited may not be voted at the Meeting or any adjournments thereof.

MANAGEMENT PROXY CIRCULAR

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This management proxy circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management and directors of Dundee Corporation (the “Company”) to be used at the annual and special meeting of the shareholders of the Company (the “Meeting”) to be held at Le Meridien King Edward, Sovereign Ballroom, 37 King Street East, Toronto, Ontario on Monday, June 7, 2010 at 4:00 p.m. (Toronto time) and at any adjournments thereof.

The Company will bear the cost of soliciting proxies.  Proxies may be solicited by mail and the directors, officers or employees of the Company may solicit proxies personally, by telephone or by facsimile.  None of these individuals will receive extra compensation for such efforts.  The Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred in sending proxy material to beneficial owners of class A subordinate voting shares (“Subordinate Voting Shares”) and class B common shares (“Common Shares”) of the Company (the Subordinate Voting Shares and the Common Shares are, hereinafter, collectively referred to as the “Shares”) and obtaining proxies therefrom.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company.  The delivery of this Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date of this Circular.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE FORM OF PROXY ACCOMPANYING THIS CIRCULAR ARE DIRECTORS AND/OR EXECUTIVE OFFICERS OF THE COMPANY.  A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN THE PERSONS SPECIFIED IN SUCH FORM OF PROXY, TO ATTEND AND ACT FOR AND ON BEHALF OF SUCH SHAREHOLDER AT THE MEETING AND AT ANY ADJOURNMENTS THEREOF.  SUCH RIGHT MAY BE EXERCISED BY EITHER STRIKING OUT THE NAMES OF THE PERSONS SPECIFIED IN THE FORM OF PROXY AND INSERTING THE NAME OF THE PERSON TO BE APPOINTED IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED FORM OF PROXY TO COMPUTERSHARE INVESTOR SERVICES INC. IN TIME FOR USE AT THE MEETING IN THE MANNER SPECIFIED IN THE NOTICE OF THE MEETING WHICH ACCOMPANIES THIS CIRCULAR.  A shareholder cannot appoint a person to vote his or her Shares other than the persons whose printed names appear on the form of proxy if the shareholder decides to vote by telephone.  It is important to ensure that any other person that is appointed is attending the Meeting and is aware that his or her appointment has been made to vote the Shares of the shareholder.  Proxyholders should, at the Meeting, present themselves to a representative of Computershare Investor Services Inc. (“Computershare”).

Any shareholder of the Company who executes and returns a form of proxy may revoke it at any time prior to use by: (i) depositing an instrument in writing or transmitting an instrument by telephone or electronic means executed in writing or by electronic signature by such shareholder or such shareholder’s attorney authorized in writing or, if the shareholder is a company, by an officer or attorney thereof properly authorized, either at the registered office of the Company or with Computershare at any time up to and including the last business day preceding the Meeting or any adjournments thereof; (ii) depositing such instrument in writing with the Chairman of the Meeting on the day of, and prior to the start of, the Meeting

Dundee Corporation
Management Proxy Circular

or any adjournments thereof; or (iii) in any other manner permitted by law.  See also “Voting by Non-Registered Shareholders” below with respect to the revocation of a form of proxy by a non-registered shareholder of the Company.

VOTING BY REGISTERED SHAREHOLDERS

Voting by Proxy

Registered shareholders can vote their Shares by proxy in the following four (4) ways:

•
by telephone by calling the separate telephone number set out in the form of proxy included with this Circular for holders of Subordinate Voting Shares and for holders of Common Shares from a touch-tone phone and following the instructions set out on the proxy form (the required access codes being the control number, at the bottom of the enclosed proxy form);

•	on the Internet at www.investorvote.com by following the instructions set out on the proxy form (the required access codes being the control number, found at the bottom of the enclosed proxy form);

•	by mail by completing, dating and signing the enclosed proxy form and returning same to Computershare in the envelope provided; or

•	by facsimile by completing, dating and signing the enclosed proxy form and forwarding same by fax to Computershare at (416) 263-9524 or 1-866-249-7775.

Proxies must be received by Computershare no later than 4:00 p.m. (Toronto time) on June 3, 2010 or, in the case of any adjournment of the Meeting, not less than 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of the adjournment of the Meeting.

Voting by Attending the Meeting in Person

Registered shareholders who wish to vote their Shares in person at the Meeting should not complete or return their proxy form, but rather should present themselves to a representative of Computershare at the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Non-registered shareholders are shareholders who hold Shares in the name of an intermediary (such as a securities broker, trust company or other financial institution).

Voting by Providing Instructions to the Intermediary

Non-registered shareholders should follow the directions of their intermediaries with respect to the procedures to be followed for voting their Shares.  These procedures generally allow voting in the following four (4) ways:

•	by telephone at 1-800-474-7493 by following the instructions set out on the proxy form (the required access code being the control number found on the enclosed voting form);

•	on the Internet at www.proxyvote.com by following the instructions set out on the proxy form (the required access code being the control number found on the enclosed voting form);

•	by mail in accordance with the instructions found on the enclosed proxy form; or

Dundee Corporation
Management Proxy Circular

•	by facsimile in accordance with the instructions found on the enclosed proxy form.

Non-registered shareholders must not use the facsimile number or mailing address of Computershare provided in this Circular as these are reserved for registered shareholders and should instead use the information provided by the intermediary.  If a non-registered shareholder of the Company who has voted his or her Shares by following the directions of the intermediary wishes to revoke his or her vote, such shareholder must contact his or her intermediary to determine the procedure to be followed.

Proxies must be received by no later than 4:00 p.m. (Toronto time) on June 3, 2010 or, in the case of any adjournment of the Meeting, not less than 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of the adjournment of the Meeting.

Voting by Attending the Meeting in Person

The Company does not have access to the names and shareholdings of its non-registered shareholders.  Therefore, if a non-registered shareholder of the Company wishes to attend the Meeting and vote in person at the Meeting, he or she should insert his or her own name in the space provided on the voting form or request for voting instructions to be sent to the non-registered shareholder by the intermediary and then follow the signing and return instructions provided by the intermediary to appoint himself or herself as a proxyholder.  As the non-registered shareholder will be attending the Meeting in person, he or she should not otherwise complete the voting form or request for voting instructions sent by the intermediary.  Non-registered shareholders who instruct their intermediary to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of Computershare.

EXERCISE OF DISCRETION BY PROXIES

All properly executed forms of proxy, not previously revoked, will be voted or withheld from voting on any ballot taken at the Meeting in accordance with the instructions of the shareholders contained therein.  FORMS OF PROXY CONTAINING NO INSTRUCTIONS REGARDING THE MATTERS SPECIFIED THEREIN WILL BE VOTED IN FAVOUR OF SUCH MATTERS.  IN THE EVENT, NOT PRESENTLY ANTICIPATED, THAT ANY OTHER MATTER IS PROPERLY BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF AND IS SUBMITTED TO A VOTE, THE FORM OF PROXY MAY BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED THEREIN.  THE FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY IN RESPECT OF AMENDMENTS TO, OR VARIATIONS IN, ALL MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

RECORD DATE AND SHAREHOLDERS ENTITLED TO VOTE

The directors of the Company (the “Board of Directors” or “Board”) have fixed April 23, 2010 as the record date for the determination of shareholders of the Company entitled to receive notice of the Meeting.  Only shareholders of the Company of record at the close of business on such record date will be entitled to vote at the Meeting, and at all adjournments thereof, except to the extent that a shareholder has transferred any Shares after the record date and the transferee of those Shares: (i) produces properly endorsed share certificates; or (ii) otherwise establishes that such transferee owns the Shares and requests not later than ten (10) days before the Meeting that the name of such transferee be included in the list of shareholders of the Company entitled to vote at the Meeting, in which case the transferee is entitled to vote at the Meeting and at all adjournments thereof.

Dundee Corporation
Management Proxy Circular

HOW A VOTE IS PASSED

All matters that are scheduled to be voted upon at the Meeting are ordinary resolutions.  Ordinary resolutions are passed by simple majority, meaning that if more than half the votes that are cast are in favour, then the resolution passes.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of April 23, 2010, there were, issued and outstanding, 70,936,039 Subordinate Voting Shares and 3,119,404 Common Shares.  Each Subordinate Voting Share has the right to one (1) vote and each Common Share has the right to 100 votes on each matter to be voted on at the Meeting.  The Common Shares represent an aggregate of 81.5% of the outstanding votes and the Subordinate Voting Shares represent an aggregate of 18.5% of the outstanding votes.

Mr. Ned Goodman, the President and Chief Executive Officer of the Company, owns in aggregate, directly and indirectly, 3,086,583 Common Shares and 2,206,315 Subordinate Voting Shares.  These holdings represent 99.0% of the Common Shares and 3.1% of the Subordinate Voting Shares and collectively an 81.2% voting interest.

Harbour Advisors, a business unit of CI Investments Inc., holds an aggregate of 12,024,400 Subordinate Voting Shares representing 17.0% of the class and a 3.1% voting interest.

Other than as set out above, to the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company.

The share provisions of the Company provide “coat-tail” protection to the holders of Subordinate Voting Shares.  In the event an offer to purchase Common Shares is made which must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, be made to all or substantially all of the holders of Common Shares, each Subordinate Voting Share will be convertible at the option of the holder into one Common Share at any time from the day the offer is made until: (a) in the case of an offer other than an offer made through the facilities of a stock exchange, the latest time for deposit of Common Shares under the offer; and (b) in the case of an offer made through the facilities of a stock exchange on which the Common Shares are listed, 12:30 p.m. (Toronto time) on the business day immediately preceding the last date upon which holders of Common Shares may accept the offer.  The right of conversion into Common Shares will not come into effect if an identical offer in terms of price per share, percentage of shares to be taken up and other essential terms is made to purchase Subordinate Voting Shares concurrently with the offer to purchase Common Shares.  All Subordinate Voting Shares so converted into Common Shares will be automatically reconverted into Subordinate Voting Shares immediately after the Common Shares are taken up and purchased under the offer or immediately after the Subordinate Voting Shares are released to the holder thereof.

Subordinate Voting Shares will be automatically converted into Common Shares in the case of an exempt take-over bid for Common Shares which is made: (i) at a price per Common Share exceeding 115% of the trading price of the Subordinate Voting Shares; and (ii) by an offeror (other than certain exempt persons) that acquires voting shares which have attached thereto 50% or more of the votes attached to all of the outstanding voting shares of the Company.

Dundee Corporation
Management Proxy Circular

BUSINESS OF THE MEETING

Presentation of Financial Statements

The audited consolidated financial statements of the Company for the financial year ended December 31, 2009 and the auditor’s report thereon will be placed before the Meeting.

Appointment of Auditor

The Board of Directors of the Company recommend, on the advice of the Audit Committee, that PricewaterhouseCoopers LLP (“PWC”) be appointed as auditor of the Company at a remuneration to be fixed by the Board.  Information with respect to audit and non-audit fees paid to the Company’s auditor is contained under the heading “External Auditor Service Fees” in the annual information form of the Company dated March 31, 2010 for the financial year ended December 31, 2009 (the “2009 AIF”) which can be found on SEDAR at www.sedar.com.

The persons named in the form of proxy which accompanies this Circular intend to vote FOR the appointment of PWC as the auditor of the Company to hold office until its successor is appointed and authorize the Board to fix the remuneration of the auditor, unless the shareholder of the Company has specified in the form of proxy that the Shares represented by such form of proxy are to be withheld from voting in respect thereof.

Election of Directors

In accordance with the by-laws of the Company, the Board fixed the number of directors to be elected to the Board at twelve (12).  See “The Nominated Directors” on page 6 for more information.

The persons named in the form of proxy which accompanies this Circular intend to vote FOR the election of the twelve (12) nominees listed below as directors of the Company unless the shareholder of the Company has specified in the form of proxy that the Shares represented by such form of proxy are to be withheld from voting in respect thereof.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a director of the Company, but if that should occur for any reason prior to the Meeting or any adjournments thereof, the persons named in the enclosed form of proxy have the right to vote for another nominee in their discretion.  Each director elected will hold office until the next annual meeting of the shareholders of the Company unless his or her office is earlier vacated or until his or her successor is elected or appointed in accordance with the by-laws of the Company.

Amendment of Share Incentive Plan

The Company’s share incentive plan (the “Share Incentive Plan”) is an omnibus share-based compensation plan which covers a variety of share-based compensation awards and purchase programs, including a share purchase plan, bonus share plan and option plan.  The Share Incentive Plan is designed to encourage share ownership, align the interest of participants with the interests of the shareholders of the Company, and assist the Company and its subsidiaries in attracting, retaining and motivating employees and executives.  Details regarding the Share Incentive Plan are included in the section entitled “Equity Compensation Plans” beginning on page 33.

At the Meeting, shareholders will be asked to consider a resolution to amend the Share Incentive Plan to include a definition of “Blackout Period” (as defined in Appendix A of this Circular) and, where the expiry date of options awarded under the Share Incentive Plan occurs during a Blackout Period or within ten (10) business days of the end of a Blackout Period, to allow for the extension of the expiry date of the options to a date which is the tenth (10th) business day following the end of the Blackout Period (the “Blackout Period Option Expiry Extension”).

Dundee Corporation
Management Proxy Circular

Recommendation of the Board

For the reasons discussed below, the Board has determined that the proposed approval of the resolution amending the Share Incentive Plan to include the definition of Blackout Period and to include the Blackout Period Option Expiry Extension is in the best interest of the Company and its shareholders.  The Board unanimously recommends that shareholders vote in favour of the resolution.

As noted in the Toronto Stock Exchange (the “TSX”) Staff Notice dated June 6, 2006 (the “Notice”), staff of the TSX are of the view that self-imposed blackout periods are an example of good corporate governance and trading policies.  The Notice also indicates that issuers may consider providing an expiration date for options in their security-based compensation plans that is the later of a fixed expiration date or a date shortly after the expiration date should the fixed expiration date fall within or immediately after a blackout period.  As the blackout periods to which the Company is subject are self-imposed, the Board recommends that shareholders vote in favour of the resolution regarding the Blackout Period Option Expiry Extension.

Moreover, the Company considers its Share Incentive Plan and other share-based compensation plans to be key components of its compensation programs and critical to the Company’s success in recruiting and retaining qualified employees and executives.  Where options expire during a Blackout Period, optionholders can be forced to exercise their options early and may thus be disadvantaged by circumstances beyond their control.  As a result, the Blackout Period Option Expiry Extension is important to recruiting and retaining qualified employees and executives.

At the Meeting, shareholders will be asked to consider, and if thought advisable, to approve, by  shareholder vote, a resolution, substantially in the form set out in Appendix A, with or without variation, to amend the Share Incentive Plan to include the definition of Blackout Period and to include the Blackout Period Option Expiry Extension.

If you are eligible to return a form of proxy and do return a form of proxy but do not specify how you want your shares voted, the persons named as proxyholders will cast the votes represented by proxy at the Meeting FOR the approval of the amendment to the Share Incentive Plan.

THE NOMINATED DIRECTORS

The following table provides the name of each current director nominated by management of the Company for election as a director of the Company, their place of residence, all positions and offices with the Company now held by such person, each such person’s principal occupation, the year in which the person first became a director of the Company and the number of voting or other securities of the Company which are beneficially owned by each such person, directly or indirectly, or over which each such person exercises control or direction as of April 23, 2010:

Director – 2009 Meeting Participation	Director Since	Committees 2009	Holdings(1)
Normand Beauchamp(2)
Quebec, Canada Director of the Company and President of Capital NDSL Inc., an investment company. Mr. Beauchamp participated in 7 of the 7 Board meetings held and 10 of the 11 respective committee meetings held.	1991	Audit Compensation	Subordinate Voting: Options Subordinate Voting Deferred Share Units	0 30,000 38,343

Dundee Corporation
Management Proxy Circular

Michael Cooper
Ontario, Canada Director of the Company and Managing Partner of Dundee Real Estate Asset Management (“DREAM”) and Vice Chairman and Chief Executive Officer of Dundee Real Estate Investment Trust. Mr. Cooper participated in 3 of the 3 Board meetings held since becoming a director on August 7, 2009.	2009	N/A	Subordinate Voting: Options Subordinate Voting Deferred Share Units	0 0 1,426
David Goodman
Ontario, Canada Director of the Company and President Chief Executive Officer and a director of DundeeWealth Inc. Mr. Goodman participated in 3 of the 3 Board meetings held since becoming a director on August 7, 2009.	2009	N/A	Subordinate Voting: Options Subordinate Voting Deferred Share Units	90,000 785,708 5,948
Jonathan C. Goodman(3)
Ontario, Canada Director of the Company and President and Chief Executive Officer of Dundee Precious Metals Inc. Mr. Goodman participated in 6 of the 7 Board meetings held.	1996	N/A	Subordinate Voting: Options Subordinate Voting Deferred Share Units	0 974,304 32,723
Ned Goodman, CFA(4)
Ontario and Quebec, Canada Director and President and Chief Executive Officer, Dundee Corporation and Chairman of the board of directors of DundeeWealth Inc. Mr. Goodman participated in 7 of the 7 Board meetings held.	1991	N/A	Common: Common Options Subordinate Voting: Subordinate Voting Options Deferred Share Units	3,086,583 0 2,206,315 1,000,000 259,371
Harold P. Gordon, Q.C.(5)
Florida, U.S.A. Chairman, Dundee Corporation Mr. Gordon participated in 7 of the 7 Board meetings held and 9 of the 9 respective committee meetings held.	2000	Compensation, Chairman Corporate Governance and Nominating	Subordinate Voting: Subordinate Voting Options Deferred Share Units	45,910 105,000 249,483

Dundee Corporation
Management Proxy Circular

Ellis Jacob
Ontario, Canada Director of the Company and Director, President and Chief Executive Officer of Cineplex Galaxy Income Fund. Mr. Jacob participated in 7 of the 7 Board meetings held and 5 of the 5 respective committee meetings.	2008	Audit	Subordinate Voting: Options Subordinate Voting Deferred Share Units	0 249 16,473
Dr. Frederick H. Lowy
Quebec, Canada Director of the Company and a Consultant. Dr. Lowy participated in 7 of the 7 board meetings held and in 3 of the 3 respective committee meetings held.	1999	Corporate Governance and Nominating, Chairman	Subordinate Voting: Options Subordinate Voting Deferred Share Units	0 4,500 40,838
Garth A. C. MacRae
Ontario, Canada Director of the Company and Chairman of Breakwater Resources Ltd. Mr. MacRae participated in 6 of the 7 board meetings held and in 5 of the 5 respective committee meetings held.	1991	Audit	Common: Common Options Subordinate Voting: Options Subordinate Voting Deferred Share Units	873 0 120,000 514,758 43,905
Robert McLeish, CFA
Ontario, Canada Director of the Company, lead director of DundeeWealth Inc. and Consultant. Mr. McLeish participated in 6 of the 7 board meetings held and 5 of the 5 respective committee meetings held.	2002	Audit	Subordinate Voting: Options Subordinate Voting Deferred Share Units	105,000 9,000 28,769
K. Barry Sparks
Ontario, Canada Director of the Company and President of Torvan Capital Group. Mr. Sparks participated in 7 of the 7 Board meetings held and 5 of the 5 respective committee meetings held.	1993	Audit, Chairman	Subordinate Voting: Subordinate Voting Options Deferred Share Units	46,000 0 13,814
Harry R. Steele(6)
Nova Scotia, Canada Director of the Company and Chairman of Newfoundland Capital Corporation Limited. Mr. Steele participated in 7 of the 7 Board meetings held and 9 of the 9 respective committee meetings held.	1991	Compensation Corporate Governance and Nominating	Subordinate Voting: Options Subordinate Voting Deferred Share Units	30,000 70,000 40,552

(1)
Information with respect to the class and number of securities beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Company, has been provided to the Company by the respective director nominees.

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Management Proxy Circular

(2)	Mr. Beauchamp became a director of CINAR Corporation after CINAR Corporation became the subject of a cease trade order.

(3)
Mr. Jonathan Goodman was a director of Tahera Diamond Corporation (“Tahera”) from August 2003 to September 29, 2008, which company filed for protection under the Companies Creditors Arrangement Act (Canada) on January 16, 2008.  On February 6, 2009, Tahera announced that it had made application for the voluntary suspension of trading of its common shares on the TSX and on February 9, 2009 the TSX announced the voluntary suspension to be effective immediately and indicated the voluntary suspension would remain in effect until further notice.

(4)	See “Voting Securities and Principal Holders Thereof” on page 4.

(5)
Mr. Gordon was a director of Great Northern Paper, Inc. until June 3, 2002, approximately seven (7) months before such Company filed for an arrangement under Chapter 11 of the U.S. Bankruptcy Code on January 9, 2003, followed by liquidation on May 22, 2003 pursuant to Chapter 7 of such Code.

(6)	Mr. Steele was a director of Canada 3000 Inc. from May 16, 2000 to November 10, 2001, a company that sought protection under the Companies Creditors Arrangement Act (Canada) on November 11, 2001.

OUTSIDE DIRECTORSHIPS

The following table provides a listing of other reporting issuers for which the members of the Board serve as directors:

Director	Directorship(s) with Other Reporting Issuers
Normand Beauchamp	Astral Media Inc. and BTB Real Estate Investment Trust
Michael Cooper	Bellair Ventures Inc., Dundee REIT, United Corporations Ltd. and Zoolander Corporation
David Goodman	Dundee REIT and DundeeWealth Inc.
Jonathan C. Goodman	Breakwater Resources Ltd., Cogitore Resources Inc., Dundee Precious Metals Inc., Eurogas Corporation and Sabina Gold & Silver Corporation
Ned Goodman	Breakwater Resources Ltd., Corona Gold Corporation, Dundee Precious Metals Inc., Dundee REIT, DundeeWealth Inc., Eurogas Corporation, Eurogas International Inc. and Valdez Gold Inc.
Harold P. Gordon	Dorel Industries Inc., DundeeWealth Inc., Pethealth Inc., SFK Pulp Fund and Transcontinental Inc.
Ellis Jacob	Cineplex Galaxy Income Fund
Garth A. C. MacRae	Breakwater Resources Ltd., Dundee Precious Metals Inc., DundeeWealth Inc., Eurogas Corporation, GeneNews Limited, Torque Energy Inc. and Uranium Participation Corporation
Robert McLeish	Airboss of America Corp. and DundeeWealth Inc.
K. Barry Sparks	Cencotech Inc.
Harry R. Steele	Newfoundland Capital Corporation Limited

REPORT ON CORPORATE GOVERNANCE

The Company and the Board of Directors recognize the importance of corporate governance to the effective management of the Company and to its shareholders.  The Company’s approach to corporate governance is designed with a view to ensuring that the business of the Company is effectively managed and that the Board functions independently of management.  Set out below is the Company’s overview of its corporate governance practices, as assessed in the context of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”).  This overview has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.

Dundee Corporation
Management Proxy Circular

Board of Directors

The Board is responsible for oversight of the business and affairs of the Company, including the Company’s strategic planning and direction, identifying the principal risks of the Company’s business and ensuring the implementation of systems to manage risk, succession planning and creating a culture of integrity throughout the organization.  The Board discharges its responsibilities directly and through the committees of the Board – the Audit Committee, the Corporate Governance and Nominating Committee and the Compensation Committee.  Each Committee of the Board operates under a formal charter or mandate which is reviewed, and if necessary, updated on an annual basis.  In fulfilling its responsibilities, the Board delegates day-to-day authority to management of the Company, while reserving the ability to review management decisions and exercise final judgment on any matter.  While the Board has not adopted a formal board mandate, management of the Company reviews with the Board on a periodic basis its strategic plan and delivers to the Board ongoing reports on the status of the business and operations of the Company.  In addition, in accordance with applicable legal requirements and historical practice, all matters of a material nature are presented by management to the Board for approval.

Corporate Strategy

The Board believes that management is responsible for the development of the Company’s long-term strategy, while the role of the Board is to review, question, validate and propose changes to the strategies, with a view to arriving at approved strategies to be implemented.  The Board reviews the Company’s long-term strategy on an ongoing basis.

Composition of the Board

The Board of Directors is currently comprised of twelve (12) directors.  The Board is of the view that the size of the Board of twelve (12) directors allows for a diversity of experience and knowledge and is the appropriate size to foster and promote effective decision making and oversight of the Company.  The Board is comprised of a majority of unrelated directors.  The Board has not established fixed term limits for directors as it is of the view that such a policy would have the effect of forcing directors to resign from the Board who have developed, over a period of service, increased insight into the Company and its business and who therefore can be expected to provide an increasing contribution to the Board.

Director Independence

Of the twelve (12) directors nominated for election, the Board has determined that eight (8) are independent, as that term is defined in National Instrument 52-110 – Audit Committees (“NI 52-110”), including Mr. Harold P. Gordon, the Chairman of the Board.  NI 52-110 defines an “independent director” as a director who has no direct or indirect material relationship with the Company.  A “material relationship” is defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of such member’s independent judgment, and certain relationships are deemed to be material.

The Board has determined that Mr. Ned Goodman is not independent by virtue of his position as President and Chief Executive Officer of the Company, and Chairman of DundeeWealth Inc. and that Messrs. Jonathan C. Goodman and David Goodman are not independent because they are the sons of Mr. Ned Goodman, the President and Chief Executive Officer of the Company.  Mr. Michael Cooper is not independent because he is the President and Chief Executive Officer of Dundee Realty Corporation, a major operating subsidiary of the Company.

The Board has established procedures to enable it to function independently of management and to facilitate open and candid discussions among the independent directors.  The Board holds in camera independent director meetings following scheduled Board meetings.  In 2009, the Board held five (5) in camera independent director meetings.  In addition to the above-noted independence measures, all

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committees of the Board are comprised entirely of independent directors and independent directors engage in informal discussions outside of regularly scheduled Board meetings.

Succession Planning

The Board regards management succession as an ongoing activity to be reviewed by the Board, with input from management, as appropriate.  This planning process includes the Chief Executive Officer’s recommendation of several possible successors in the event of an unexpected incapacitation of the Chief Executive Officer.

Role of the Non-Executive Chairman of the Board and the Chief Executive Officer

While the Board has not adopted a written position description for the Chairman of the Board or for the Chief Executive Officer (“CEO”) of the Company, the roles of each are well established.  The responsibilities of Mr. Harold P. Gordon, the Chairman of the Board, include the efficient organization and operation of the Board.  The Chairman of the Board is also responsible for ensuring effective communication between the Board and management and that the Board effectively carries out its mandate.

The corporate objectives for which the CEO is responsible are determined by strategic and financial plans initiated by the CEO, and developed with input from senior management and the Board.  The Board annually reviews and evaluates the Company’s strategic plan and corporate objectives.

Compensation of Chief Executive Officer

The Compensation Committee, when reviewing the compensation of the CEO, makes an overall assessment of the performance by the CEO in directing the Company in the execution of its strategic plan and corporate objectives, reviews the compensation of the CEO against the achievement of such objectives as well as against the compensation paid to other chief executive officers in the asset management industry, and recommends to the Board the approval of the CEO’s compensation package.  See “Compensation Discussion and Analysis” on page 19 for further information relating to the compensation of the CEO.

Disclosure and Insider Trading Policy

The Board has approved a disclosure policy (the “Disclosure Policy”) that is designed to formalize the Company’s policies and procedures relating to the dissemination of material information.  The Disclosure Policy designates certain employees as authorized spokespersons of the Company and establishes disclosure guidelines for determining whether information is material and how it is to be disclosed.  The Disclosure Policy also includes procedures designed to avoid selective disclosure and to ensure that timely and accurate information is provided by the consolidated subsidiaries of the Company to senior management of the Company for inclusion in the Company’s statutory disclosure documents.  Disclosed information is released through mailings to shareholders, newswire services, the general media and the Company’s website and/or SEDAR.  The Board and, as applicable, the Audit Committee, approve the statutory disclosure documents prior to their distribution to shareholders.  The Company’s Disclosure Policy was amended in 2009 to formalize the Corporation’s policy on insider trading and the declaration of blackout periods that must be observed by designated insiders of the Company and its subsidiaries.

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Director Attendance

Board members are expected to attend all board meetings and meetings of committees on which they serve.  Each current director’s attendance record during the 2009 financial year is disclosed under the heading “The Nominated Directors” beginning on page 6.

Compensation of Directors

The composition and responsibilities of the Compensation Committee, which determines directors’ compensation are described more fully below.  Further details on director compensation can be found under “Compensation of Directors” on page 14 of this Circular.

Orientation and Continuing Education

The Company has a practice with respect to the orientation and education of its directors.  Directors are provided with a directors’ information guide updated on a periodic basis which contains information about the Company and its affiliates, the Company’s recent regulatory filings such as its annual information form and proxy material, the regulatory environment applicable to the Company and its subsidiaries, the reporting requirements of the directors of the Company, information with respect to the committees of the Board and the written mandates of each such committee and certain policies and procedures of the Board.  The Company may hold Board retreats which assist with the orientation of new Board members, as necessary, and provide Board members with an opportunity to interact with, and gain exposure to, the executive management team.  At such retreats, an in-depth review of the Company, new industry developments and strategies are discussed.  The Company may also make available to its directors, at the Company’s expense, certain third-party professional development courses to further enhance the education of the Company’s directors.  In the event that a new director is elected or appointed to the Board, he or she will be given the opportunity to meet with senior management and other directors of the Company in order to become familiar with the business and activities of the Company and his or her responsibilities as a director of the Company.

Ethical Business Conduct

Although the Board has not adopted a written code of business conduct and ethics for the Board, the Board has adopted policies, in addition to the relevant provisions of the Business Corporations Act (Ontario) (the “OBCA”) applicable to directors of the Board, to promote a culture of ethical business conduct.  In accordance with the OBCA, directors are required to disclose all actual or potential conflicts of interest and refrain from voting on matters where the director has a conflict of interest.  Also, directors are required to recuse themselves from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

The Company permits the Board, any committee thereof, and any individual director to engage independent external advisors at the expense of the Company when necessary.

Audit Committee

Members: Messrs. Normand Beauchamp, Ellis Jacob, Garth A. C. MacRae, Robert McLeish and K. Barry Sparks (Chairman)

The Audit Committee is comprised of five (5) independent directors and is mandated to assist the Board in fulfilling applicable public company obligations respecting audit committees and its oversight responsibilities with respect to financial reporting.  Each of the members of the Audit Committee is financially literate within the meaning of NI 52-110.  An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  The Audit Committee is

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responsible for overseeing, among other matters, the work of the Company’s external auditor, the integrity of the Company’s financial statements and financial reporting process, the qualifications and independence of the external auditor and the work of the Company’s financial management and external auditor in these areas.  The Audit Committee reviews and recommends to the Board for approval, the Company’s annual and interim consolidated financial statements and related management’s discussion and analysis and selected disclosure documents including, information pertaining to the Audit Committee contained in the Company’s annual information form and any other financial information required by regulatory authorities in each case, before they are released to the public or filed with the appropriate regulators.  The Audit Committee reviews its charter at least annually and recommends changes to the Board with respect to its charter, as necessary.  In March 2010, the Audit Committee reviewed its mandate and as a result of this review made certain amendments to its mandate in order to reflect an enhanced role for the Audit Committee in its oversight of the Company’s Disclosure Policy and in the development and implementation of guidelines and procedures relating to the preparation and review of the Company’s disclosure documents.

Through the Audit Committee, the directors also monitor the principal financial risks and the implementation of the Company’s risk management systems.  Such principal risks and the implementation of systems to manage these risks are disclosed in the Company’s annual information form and in management’s discussion and analysis for the year ended December 31, 2009 (“MD&A”).  In addition, in accordance with NI 52-110, the Audit Committee ensures that there are procedures in place for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.  In this regard, the Company has established a Whistleblower Policy outlining such confidential reporting process.

For additional information about the Audit Committee see the section “Audit Committee” beginning on page 52 of the 2009 AIF.  The 2009 AIF is available on SEDAR at www.sedar.com.

Corporate Governance and Nominating Committee

Members: Messrs. Harold P. Gordon, Frederick H. Lowy (Chairman) and Harry R. Steele

The Corporate Governance and Nominating Committee (the “Governance Committee”) is comprised of three (3) members, each of whom is an independent director.  The Governance Committee is responsible for developing the Company’s approach to corporate governance issues and is charged with enhancing the Company’s governance through an ongoing assessment of the Company’s approach to corporate governance.  The Governance Committee also coordinates an annual evaluation of the Board, identifies individuals qualified to become Board members and recommends such individuals to the Board for nomination for election to the Board in consultation with the Chairman and the Chief Executive Officer of the Company.

The mandate of the Governance Committee includes reviewing the size and overall composition of the Board with a view to assisting the Board in determining whether it is appropriate to undertake a program to increase or decrease the number of directors of the Company, reviewing proposed new nominees to the Board and reviewing and assessing, on a periodic basis, the performance and contribution of the directors of the Company.  Typically, directors complete self-evaluation, corporate governance evaluation and assessment of board performance evaluation forms in this regard.

In respect of 2009, the Governance Committee conducted a survey of the directors with respect to their views on the effectiveness of the Board and each committee of the Board and its Chairman and, at the request of the Audit Committee, provided similar evaluation forms to members of the Audit Committee.  The results of these assessments are used by the Board and its committees to evaluate past performance and identify areas for continued improvement.

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The Governance Committee also conducts an annual review of its mandate and of the mandate or charter of each other Committee of the Board and recommends changes to the Board with respect to such mandates, as necessary.

Compensation Committee

Members: Messrs. Normand Beauchamp, Harold P. Gordon (Chairman), Harry R. Steele

The Compensation Committee is currently comprised of three (3) members, all of whom are independent directors.  The Compensation Committee is charged with overseeing the administration of the Company’s equity compensation plans, discharging the Board’s responsibilities relating to the compensation of certain of the Company’s executives, reviewing and making recommendations on director compensation, and preparing the Company’s report on executive compensation as required by securities laws.

As part of its oversight of the implementation of the Company’s compensation plans, the Compensation Committee will review and make recommendations to the Board with respect to the adoption or amendment of incentive compensation and equity compensation plans for the Company.  The Compensation Committee also approves the compensation for certain senior executives and makes recommendations to the Board respecting approval of the CEO’s compensation package.  In setting compensation, the Compensation Committee considers all factors it deems relevant, including individual performance, the Company’s performance and relative shareholder return, the value of similar incentive awards to those with similar responsibilities at comparable companies and the awards given by the Company in prior years.  In addition, the Compensation Committee reviews the adequacy of the compensation of directors of the Company, including the Chairman of each of the committees of the Board, to ensure that their compensation adequately reflects the responsibilities and risks involved in being an effective director of the Company.

The Compensation Committee conducts an annual review of its mandate, and recommends changes to the Board with respect to such mandate, as necessary.

In fulfilling its responsibilities, the Compensation Committee has the authority to retain a compensation consultant for assistance, if required, in the evaluation of employee, officer and director compensation.

In 2009, the Compensation Committee retained an independent compensation consultant to provide information and advice to the Compensation Committee.  See “Role of the Compensation Consultant” on page 20 for a description of the services provided by the compensation consultant.

COMPENSATION OF DIRECTORS

Directors’ Fees

The Company pays directors’ fees of $45,000 per annum plus $1,500 per meeting of the Board or a committee thereof attended by each of its directors.  All directors of the Company are reimbursed for their expenses and travel incurred in connection with attending directors’ meetings.  All of the directors are eligible to participate in certain components of the Share Incentive Plan and have the option of receiving their fees in units (the “Units”) of the Deferred Share Unit Plan (the “DSU Plan”) or Subordinate Voting Shares of the Company.  Although, the directors’ fees are reviewed periodically and may be changed from time to time, there has been no increase in directors’ fees since 2008.

In 2009, seven (7) of the current directors chose to receive 100% of their directors’ fees in Units under the DSU Plan, one (1) director chose to receive 50% of fees in Units, three (3) directors chose to receive 25% of fees in Units and one (1) director elected to take 100% of such fees in cash.

In addition, the Chairman of the Company is entitled to an annual retainer of $350,000 in respect of the financial year ended December 31, 2009, 25% of which he elected to receive in Units under the DSU

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Plan and an annual travel allowance of $12,000.  Under the Share Purchase Plan of the Company, the Chairman of the Company is entitled to contribute up to 10% of his annual retainer to the Share Purchase Plan annually, and such amount is matched by the Company.  During the year ended December 31, 2009, the Company contributed an aggregate of $35,000 as a matching contribution under the Share Purchase Plan.

The Chairman of the Governance Committee receives an additional $10,000 per annum and the Chairman of the Compensation Committee of the Board receives an additional $15,000 per annum.  The Chairman of the Audit Committee receives an additional $35,000 per annum and all audit committee members receive an additional $5,000 per annum.

Director Compensation Tables

The following table details all compensation provided to the directors for the fiscal year ended December 31, 2009(1):

Name	Fees Earned	Share- Based A wards	Option- Based Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Normand Beauchamp	$74,000	-	-	-	-	$74,000
Jonathan C. Goodman	$52,500	-	-	-	$7,650(4)	$60,150
Harold P. Gordon	$432,500	-	-	-	$68,098(2)(3)	$500,598
Ellis Jacob	$66,500	-	-	-	-	$66,500
Frederick H. Lowy	$68,500	-	-	-	-	$68,500
Garth A. C. MacRae	$65,000	-	-	-	$133,150(3)(4)	$198,150
Robert McLeish	$66,500	-	-	-	$220,000(3)	$286,500
K. Barry Sparks	$101,500	-	-	-	-	$101,500
Harry R. Steele	$67,500	-	-	-	-	$67,500

(1)
In accordance with Form 51-102F6, the amounts payable to Messrs. Ned Goodman, Michael Cooper and David Goodman for their services as directors of the Company are included in the Summary Compensation Table.

(2)	Amounts for Mr. Harold P. Gordon include a $12,000 travel allowance and a $35,000 matching contribution under the Company’s Share Purchase Plan.

(3)
Messrs. Harold P. Gordon, Garth A. C. MacRae and Robert McLeish also serve as members of the Board of Directors of DundeeWealth Inc. and received aggregate directors’ fees in respect thereof of $21,098, $125,500 and $220,000 for fiscal 2009.

(4)	Amount includes the value of the deferred share units awarded to Messrs. Jonathan Goodman and Garth A. C. MacRae as directors of Eurogas.

Other than directors’ fees paid to Messrs. Ned Goodman, David Goodman and Michael Cooper which are included in the Summary Compensation Table for the named executive officers on page 25, the following table sets out the breakdown of directors’ fees paid by the Company during 2009 to each individual who is currently a director of the Company:

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Name	Annual Board Retainer	Board and Committee, Chairman and/or Retainer Fees	Audit Committee Member Fee	Board and Committee Meeting Fees	Total Fees Paid	Portion of Fees Taken in Cash and/ or Units
Normand Beauchamp	$45,000	N/A	$5,000	$24,000	$74,000	100% Units
Jonathan C. Goodman	$45,000	N/A	N/A	$7,500	$52,500	100% Units
Harold P. Gordon(1)	$45,000	$365,000	N/A	$22,500	$432,500	25% Units
Ellis Jacob	$45,000	N/A	$5,000	$16,500	$66,500	100% Units
Dr. Frederick H. Lowy	$45,000	$10,000	N/A	$13,500	$68,500	100% Units
Garth A. C. MacRae	$45,000	N/A	$5,000	$15,000	$65,000	100% Cash
Robert McLeish	$45,000	N/A	$5,000	$16,500	$66,500	25% Units
K. Barry Sparks	$45,000	$35,000	$5,000	$16,500	$101,500	25% Units
Harry R. Steele	$45,000	N/A	N/A	$22,500	$67,500	100% Units

(1)	Excludes the $12,000 travel allowance and the $35,000 matching contribution to the Company’s share purchase plan on behalf of Mr. Harold P. Gordon.

Outstanding Option-Based Awards Tables - Directors

The following table provides a summary of all unexercised options awarded to directors as at December 31, 2009 on an award by award basis other than unexercised options awarded to Messrs. Ned Goodman, David Goodman and Michael Cooper for whom this information is included, if applicable, under the “Outstanding Option-Based Awards Table – Company” for the Named Executive Officers on page 30.  No Share-Based awards were granted to Directors by the Company in fiscal 2009.

Outstanding Option-Based Awards Table – Company

	Option-Based Awards
Name and Award Date(s)	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- Money Options(1)
Jonathan C. Goodman
May 4, 2000	120,000	$4.90	May 3, 2010	$867,600
Harold P. Gordon
August 29, 2000	105,000	$5.42	August 28, 2010	$704,550
Garth A. C. MacRae
May 4, 2000	120,000	$4.90	May 3, 2010	$867,600
Robert McLeish
April 3, 2002	105,000	$5.13	April 2, 2012	$735,000
Harry R. Steele
May 4, 2000	30,000	$4.90	May 3, 2010	$216,900

(1)
The value of the options is based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year ($12.13), and the exercise price of the option.

Outstanding Option-Based Awards Table – Subsidiaries

The following table provides a summary of all unexercised options awarded to directors of the Company as at December 31, 2009 from subsidiaries of the Company (“Subsidiaries”) other than unexercised

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options awarded by Subsidiaries of the Company to Messrs. Ned Goodman, David Goodman and Michael Cooper for whom this information is included, if applicable, under the “Outstanding Option-Based Awards and Share-Based Awards Table – Subsidiaries” on page 31.  As of April 23, 2010, the Company owned an approximate 49% equity interest (assuming conversion of its first preference shares, series X) and control or direction over shares with an approximate 61.2% voting interest in DundeeWealth Inc. (“DundeeWealth”), in each case on a non-diluted basis, a 70% equity interest in Dundee Realty Corporation (“Dundee Realty”), 100% equity interest in Dundee Resources Limited (“Dundee Resources”) and a 54.2% interest in Eurogas Corporation (“Eurogas”).  No Share-Based awards granted by Subsidiaries were outstanding to directors of the Company as at December 31, 2009, except as disclosed on page 32 in respect of directors who are also NEOs.

	Option-Based Awards
Name and Award Date(s)	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the- Money Options(1)
Jonathan C. Goodman
May 4, 2000	250,000(2)	$8.00	May 3, 2010	$1,450,000
May 17, 2007	200,000(3)	$1.12	May 17, 2012	$0
Harold P. Gordon
May 17, 2007	500,000(3)	$1.12	May 17, 2012	$0
Garth A. C. MacRae
May 4, 2000	15,000(2)	$8.00	May 3, 2010	$87,000
May 17, 2007	200,000(3)	$1.12	May 17, 2012	$0
Robert McLeish
May 4, 2000	25,000(2)	$8.00	May 3, 2010	$145,000

(1)
The value of the options is based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year, and the exercise price of the option.

(2)	Represents options awarded by DundeeWealth.

(3)	Represents options awarded by Eurogas.

Incentive Plan Awards Tables - Directors

The following table summarizes for each of the Directors, other than Messrs. Ned Goodman, David Goodman and Michael Cooper for whom this information is included, if applicable, under the “Incentive Plan Awards Table – Company” for the Named Executive Officers on page 32, the aggregate value of the vested options that would have been realized if the options under the Company’s Share Incentive Plan had been exercised on the day that they vested during the financial year ended December 31, 2009.  The table also shows all non-equity incentive plan compensation earned in 2009.

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Incentive Plan Awards Table – Company

Name	Option-Based Awards – Value Vested During the Year(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
Normand Beauchamp	$0	-
Jonathan C. Goodman	$0	-
Harold P. Gordon	$0	-
Ellis Jacob	-	-
Dr. Frederick H. Lowy	$0	-
Garth A. C. MacRae	$0	-
Robert McLeish	$0	-
K. Barry Sparks	$0	-
Harry R. Steele	$0	-

(1)	The value is determined by calculating the difference between the market price of the underlying shares and the exercise price of the options on the vesting date.

The following table summarizes for each of the directors, other than Messrs. Ned Goodman, David Goodman and Michael Cooper for whom this information is included, if applicable, under the “Incentive Plan Awards Table – Subsidiaries” for the Named Executive Officers on page 32, the aggregate value of the vested options that would have been realized if the options awarded under the Subsidiaries’ share-based compensation plans had been exercised on the day that they vested during the financial year ended December 31, 2009.  The table also shows all non-equity incentive plan compensation earned from Subsidiaries in 2009.

Incentive Plan Awards Table - Subsidiaries

Name	Option-Based Awards – Value Vested During the Year(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
Normand Beauchamp	-	-
Jonathan C. Goodman	$0(2)	-
Harold P. Gordon	$0(2)	-
Ellis Jacob	-	-
Dr. Frederick H. Lowy	-	-
Garth A. C. MacRae	$0(2)(3)	-
Robert McLeish	$0(3)	-
K. Barry Sparks	-	-
Harry R. Steele	-	-

(1)	The value is determined by calculating the difference between the market price of the underlying shares and the exercise price of the options on the vesting date.

(2)	Represents the value of options awarded by Eurogas.

(3)	Represents the value of options awarded by DundeeWealth.

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Director Share Ownership Guidelines

In order to better align director interests with the long-term interests of the Company and shareholders, a share ownership policy has been adopted for members of the Board.  Directors are required to hold Subordinate Voting Shares of the Company with an aggregate acquisition cost or market value equal to at least three (3) times the director’s annual board fee.  If a director has elected to receive all or part of his or her board fees in Units under the DSU Plan, Units awarded to such director shall be counted toward meeting the equity ownership requirement.  New members of the Board are required to comply with the equity ownership requirement within three (3) years of becoming a member of the Board.  As at April 23, 2009, all of the current directors were above the target ownership level, except Mr. Jacob who became a director on June 20, 2008 and has until June 21, 2011 to reach the target ownership level and Mr. Michael Cooper who became a director on August 7, 2009 and has until August 8, 2012 to reach the target ownership level.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes and explains the Company’s executive compensation philosophy, principles, policies and programs, including the 2009 compensation of its named executive officers, being its CEO, Mr. Ned Goodman, Chief Financial Officer (“CFO”) Ms. Lucie Presot, its former CFO and current Vice Chair and Head of Capital Markets of DundeeWealth, Ms. Joanne Ferstman, and the three (3) most highly compensated executive officers other than the CEO and CFO (collectively, with the CEO and the CFO, the “Named Executive Officers” or “NEOs”), Mr. David Goodman, President and Chief Executive Officer of DundeeWealth, Mr. Michael Cooper, Chief Executive Officer of Dundee Realty and Mr. Murray John, President of Dundee Resources.

Compensation Philosophy

The Company’s compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term.  Compensation for the NEOs, as well as for other executives, consists of a combination of base salary, discretionary incentive compensation, benefits and perquisites.  The Company takes a “Total Compensation” approach to compensation.

The components of the compensation program form a comprehensive strategy for achieving the following objectives with respect to the Company’s executive officers, including the NEOs:

(a)	to attract highly qualified management;

(b)	to compensate executives at a level competitive with the Company’s peers;

(c)	to motivate performance by linking incentive compensation to the achievement of business objectives, financial performance and individual performance;

(d)	to link the interests of the executives with those of the shareholders of the Company; and

(e)	to encourage retention of key executives.

Accordingly, the Company evaluates performance based on both objective and subjective performance measures which allows the Company to differentiate the rewards paid to its strongest and most valuable executives.

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Roles in the Executive Compensation Process

Role of the Compensation Committee

The Compensation Committee assists the Board in its oversight of the Company’s compensation policies and programs.  In 2009, the Compensation Committee:

(i)	reviewed its mandate for 2009 and recommended it to the full Board for approval;

(ii)	reviewed proposed amendments to the Share Incentive Plan and recommended them to the full Board for approval;

(iii)	reviewed proposed executive share ownership guidelines and recommended them to the full Board for approval;

(iv)	reviewed the annual objectives and performance assessments of the Company’s senior executives with the CEO;

(v)	reviewed executive compensation programs and the compensation awarded to the Company’s senior executives;

(vi)	reviewed and approved the executive compensation disclosure in the Circular; and

(vii)	reviewed and recommended director compensation to the full Board for approval.

See “Compensation Committee” on page 14 for discussion of the Compensation Committee’s mandate.

Role of Management

Management assists the Compensation Committee with its mandate by compiling information used by the Compensation Committee in its compensation determinations, reporting on historical compensation levels and reviewing and reporting on the performance of the senior officers other than the CEO.

The Compensation Committee relies upon input from the CEO in setting the compensation of the other NEOs (other than the president and chief executive officer of DundeeWealth Inc. whose compensation is determined by the compensation committee of DundeeWealth) as the CEO is best positioned to evaluate their performance and contribution to the Company.  While the CEO may, at the invitation of the Compensation Committee, attend meetings of the Compensation Committee to provide advice and recommendations, he is not a member of the Compensation Committee and he is not entitled to vote on matters before the Compensation Committee.  The CEO is excluded from in camera sessions of the Compensation Committee and from discussion of his own compensation, whether at the Compensation Committee or Board level.

Role of the Compensation Consultant

In 2009, the Compensation Committee retained the services of an independent compensation consultant, to provide information and advice to the Compensation Committee in respect of the 2009 grant of options to the Company’s executives, in support of the annual compensation review and to assist with other compensation matters.  The fees paid for such consulting services in 2009 were $3,000.  Any services provided by the compensation consultant other than those provided to the Compensation Committee must be pre-approved by the Compensation Committee.  In 2009, the compensation consultant provided no other services to the Company.  The decisions of the Compensation Committee are their responsibility and may reflect factors other than the information and recommendations provided by the independent compensation consultant.

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Components of Compensation

The Company’s focus in its executive compensation program is on total compensation.  The main components of the Company’s compensation program are: base salary, an annual variable incentive component, and benefits and perquisites.  Long-term awards, such as options are awarded from time to time under the Share Incentive Plan, but are not part of the annual compensation program for executives.  The actual compensation mix, and the portion of pay at risk, varies by executive level, the executive’s ability to influence short and long term business results, and competitive practices.

Set out below are the rationales supporting the Company’s decision to pay the various components of the Company’s executive compensation program, as well as additional discretionary components.

Base Salary

The Compensation Committee determines the base salaries and annual incentive compensation of the officers of the Company taking into consideration the recommendation of the President and Chief Executive Officer of the Company, the position and responsibilities of such officers, the past, current and potential individual contribution to the success of the Company and competitive industry pay practices for comparable positions at similar companies within similar industries and of a comparable size, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success.

Annual Incentive Compensation

Incentive compensation is discretionary and is determined by reference to corporate and individual performance.  The President and Chief Executive Officer of the Company presents recommendations to the Compensation Committee with respect to annual incentive awards by the Company to the other Named Executive Officers (other than the president and chief executive officer of DundeeWealth whose compensation is determined by the compensation committee of DundeeWealth).  The Compensation Committee approves the annual incentive cash compensation by the Company to the Named Executive Officers and recommends the amounts to the directors of the Company for approval.

Long-Term Incentive Compensation

Share Incentive Plan

Share ownership opportunities, provided through the Share Incentive Plan, align the interests of the officers with the longer term interests of the shareholders of the Company.  Each of the components of the Share Incentive Plan being the Share Purchase Plan, the Share Option Plan and the Share Bonus Plan, is designed to give individuals an interest in preserving and maximizing shareholder value in the long term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance.  Officers are eligible to participate in the Share Incentive Plan on the same basis as all other employees of the Company.  See “Share Incentive Plan” on page 33 for a description of the Share Incentive Plan and each of its components.

In determining the number of Subordinate Voting Shares subject to options granted under the Share Option Plan, the Compensation Committee gives consideration to, among other things, the individual’s former, current and potential contribution to the success of the Company, the relative position of the individual, the years of service of the individual and the exercise price and the aggregate number of options that would be held by the individual after the grant under consideration is made.  The exercise price of options that have been granted has been set at 100% of the market value of the Subordinate Voting Shares when the options are granted.  Options granted prior to 2003 were granted with a term of ten (10) years and vested as to 33.3% of the Subordinate Voting Shares subject to such options on each of the first, second and third anniversaries of the date of the grant.  Options granted after 2002 are exercisable as to 20% of the Subordinate Voting Shares subject to such options on each of the first,

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Management Proxy Circular

second, third, fourth and fifth anniversaries of the date of the grant and have a term of five (5) years and six (6) months.

No bonus shares were granted to the Named Executive Officers pursuant to the Bonus Share component of the Share Incentive Plan in 2009.  In August 2009, Mr. Ned Goodman, Ms. Lucie Presot and Mr. Murray John were awarded 1,000,000, 140,000 and 75,000 options, respectively, to purchase Subordinate Voting Shares of the Company at an exercise price of $9.40 per option awarded.  See “Outstanding Option-Based Awards Table” for details with respect to outstanding options and “Executive Compensation - Summary Compensation Table” for information on option grants to the Named Executive Officers in respect of fiscal 2009.

DSU Plan

The Compensation Committee may, from time to time, approve the participation of certain senior officers in the DSU Plan.  Awards of Units under the DSU Plan vest immediately but the participant will only be entitled to payment in respect of the Units granted to him or her, when the participant ceases to be employed by the Company or an affiliate and, as applicable, ceases to be a director.  The purpose of the DSU Plan is to strengthen the link between the interests of eligible directors, officers and employees of the Company and affiliates thereof and the shareholders of the Company by providing participants in the DSU Plan with long-term incentives tied to the long-term performance of the Subordinate Voting Shares.  See also “Equity Compensation Plans – DSU Plan” below.

Benefits

The Company offers group life, health and dental insurance, paid time off and other benefits to executives as an investment in employee health and well-being.  The Company does not have a pension plan, although there is a Supplementary Executive Retirement Plan for Mr. Ned Goodman.  See “Retirement Arrangements” on page 33.

All employees of the Company may participate in the share purchase plan (the “ESPP”) component of the Share Incentive Plan following the completion of a six (6) month service period.  The Compensation Committee annually approves the renewal of the ESPP and, if so, the terms of such renewal.  In respect of 2009, each participant was entitled to contribute up to 10% of their annual base salary and receive a 100% Company matching contribution.  In respect of fiscal 2010, the Board approved the renewal of the ESPP on the same terms as 2009.

All employees of the Company may also participate in the group retirement savings plan (the “GRSP”).  following six (6) months of continuous employment and depending on a participant’s years of service to the Company, he or she will be entitled to contribute 3%, 6% or 9% of his or her annual base salary to the GRSP and receive a 100% Company matching contribution.  All contributions are subject to limits pursuant to the Income Tax Act (Canada).

Perquisites

The Company currently provides a limited number of perquisites to the NEOs which are reasonable and competitive.  Perquisites, which may include parking, car allowance and executive medical, vary by level and are consistent with market practice.

Compensation of President and Chief Executive Officer and Chief Financial Officer

Mr. Ned Goodman, the President and Chief Executive Officer of the Company, is the principal shareholder of the Company.  See “Voting Securities and Principal Holders Thereof” on page 4.  The components of the total compensation of Mr. Goodman and the manner in which they are reviewed and evaluated by the Compensation Committee are similar to those for other executive officers of the Company and are discussed above.  Mr. Goodman receives a base salary and annual incentive

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compensation, if any, based on the performance of the Company and individual performance.  The review of Mr. Goodman’s performance includes an evaluation of strategy, management, development and financial performance of the Company.

Mr. Ned Goodman’s total base salary for the financial year ended December 31, 2009 was $700,000 of which $600,000 was paid by the Company and $100,000 was paid by Dundee Realty, a subsidiary of the Company.

The cash annual incentive compensation for the financial year ended December 31, 2009 paid to Mr. Ned Goodman by the Company was $500,000.  Mr. Goodman refused to accept the full amount of the bonus approved by the Compensation Committee for 2009 and the Board approved a donation by the Company of the foregone amount of $1,000,000 to a charitable organization.

Ms. Presot, the Vice President and Chief Financial Officer of the Company receives a base salary and annual and long term incentive compensation, if any, based on the performance of the Company and individual performance.  Ms. Presot’s base salary for the financial year ended December 31, 2009 was $258,333.  The cash annual compensation for the financial year ended December 31, 2009 paid to Ms. Presot was $250,000.  Following her promotion to the position of Chief Financial Officer, Ms. Presot was awarded 140,000 options to purchase Subordinate Voting Shares of the Company.

Executive Share Ownership Guidelines

In order to better align the interests of the Company’s executives with the long-term interests of the Company and its shareholders, the Board has approved the Executive Share Ownership Policy (the “ESOP”) which outlines share ownership requirements for designated executives of the Company.  Each executive, based on position, is generally required to hold Subordinate Voting Shares of the Company based on the higher of the aggregate acquisition cost or market value that is a multiple of between one-quarter (1/4) to five (5) times the executive’s base salary.

Executives must obtain the share ownership levels required by the ESOP by the later of: (i) the fifth anniversary of implementation of the ESOP; and (ii) five (5) years from the date the executive achieved the position requiring share ownership.  For purposes of this policy, “share ownership” will be satisfied where the vested and unvested Subordinate Voting Shares or unit equivalents are awarded, allocated or held by the executive under the following plans:  Deferred Share Unit Plan, Share Purchase Plan, Share Bonus Plan and the GRSP (collectively referred to herein as “Shares”), as well as any acquisitions of Subordinate Voting Shares in the open market.  Stock options, whether vested or unvested, are not included in satisfying the ESOP requirements.  An executive is not expected to purchase additional Subordinate Voting Shares to compensate for or offset subsequent decreases in market value of Subordinate Voting Shares as long as he or she remains at the same salary and/or title level.

As at April 23, 2010, all of the NEOs who are subject to the ESOP were above the target ownership level, other than Mr. Murray John.  Mr. John has until April, 2015 to meet the ownership requirements under the ESOP.  Mr. David Goodman, Mr Michael Cooper and Ms. Joanne Ferstman are not subject to the ESOP.  However, Messrs. David Goodman and Michael Cooper are subject to the share ownership guidelines applicable to directors of the Company.  See “Director Share Ownership Guidelines” on page 19.  Ms. Ferstman and Mr. David Goodman are subject to similar executive share ownership guidelines for DundeeWealth.

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with NI 51-102) sets forth all annual and long-term compensation for services in all capacities to the Company and its Subsidiaries for the financial year ended December 31, 2009 in respect of each of the individuals who were, at December 31, 2009, the Chief Executive Officer, the Chief Financial Officer (current and former), and the other three (3) most highly compensated executive officers of the Company and Subsidiaries and those individuals for whom

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disclosure would have been provided but for the fact that the individuals were not serving as officers of the Company at December 31, 2009 (collectively, the “Named Executive Officers”).  The following disclosure includes, as required, compensation paid to certain of the Named Executive Officers by DundeeWealth, Dundee Realty, Dundee Resources, Eurogas and/or Eurogas International Inc. (“Eurogas International”) and other affiliates where indicated.  Please see also the management information circular dated April 21, 2010 of DundeeWealth for the annual and special meeting of shareholders to be held on May 26, 2010 (the “DundeeWealth Circular”).

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Summary Compensation Table

Name and Principal Position	Salary Allocated to (1)		Share-Based Awards Allocated to		Option-Based Awards Allocated to(3)		Non-Equity Annual Incentive Plans(6)		All Other Compensation		Total Compensation
	Company	Subsidiaries	Company	Subsidiaries	Company	Subsidiaries	Company	Subsidiaries	Company(7)	Subsidiaries(8)
	2009
Ned Goodman President and CEO, Dundee Corporation	$600,000	$100,000	-	$7,650(2)	$2,840,000(4)	$3,000(5)	$500,000	-	$167,733(9)	$290,250(10)	$4,508,633
	2008
	$600,000	$100,000	-	-	-	-	$500,000	-	$116,945(11)	$307,375(12)	$1,624,320
	2009
Lucie Presot Vice President and Chief Financial Officer, Dundee Corporation	$258,333	-	-	$7,650(2)	$397,600(13)	-	$250,000	-	$43,922	-	$957,505
	2008
	$214,583	-	-	-	-	-	$210,000	-	$56,288	-	$480,871

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Name and Principal Position	Salary Allocated to (1)		Share-Based Awards Allocated to		Option-Based Awards Allocated to(3)		Non-Equity Annual Incentive Plans(6)		All Other Compensation		Total Compensation
	Company	Subsidiaries	Company	Subsidiaries	Company	Subsidiaries	Company	Subsidiaries	Company(7)	Subsidiaries(8)
2009
Joanne Ferstman(14) Vice Chair, and Head of Capital Markets, Dundee- Wealth Inc., and formerly Executive Vice President and CFO Dundee Corporation and Dundee- Wealth Inc. and Corporate Secretary, Dundee Corporation	$100,000	$400,000	-	$906,250(15)	-	$625,000(16)	$300,000	$606,250	$15,905(17)	$63,621(17)	$3,017,026
	2008
	$250,000	$250,000	-	$133,333(15)	-	-	$625,000	$266,667	$21,218	$40,145	$1,586,363
	2009
David Goodman President and CEO, Dundee- Wealth Inc.	-	$650,000	-	$1,455,000(18)	-	$1,250,000(19)	-	$1,455,000(20)	$22,476	$59,667	$4,892,143
	2008
	-	$650,000	-	$3,889,917(21)	-	-	-	$966,667	-	$112,854	$5,619,438

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Management Proxy Circular

Name and Principal Position	Salary Allocated to (1)		Share-Based Awards Allocated to		Option-Based Awards Allocated to(3)		Non-Equity Annual Incentive Plans(6)		All Other Compensation		Total Compensation
	Company	Subsidiaries	Company	Subsidiaries	Company	Subsidiaries	Company	Subsidiaries	Company(7)	Subsidiaries(8)
	2009
Michael Cooper President and CEO, Dundee Realty Corporation	-	$600,000	-	-	-	-	$250,000	-	$22,477	$12,408	$884,885
	2008
	-	$600,000	-	-	-	-	$250,000	-	-	$9,866	$859,866
	2009
Murray John President and CEO, Dundee Resources Limited	-	$300,000	-	-	$213,000	-	$500,000(22)	-	$12,290	-	$1,025,290
	2008
	-	$300,000	-	-	-	-	$250,000	-	-	$42,463	$592,463

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Management Proxy Circular

(1)
Represents base salary paid to each NEO in respect of the years ended December 31, 2009 and December 31, 2008.  For Mr. Ned Goodman, the amount disclosed under Subsidiaries is in respect of services provided to Dundee Realty.  For Mr. David Goodman and Ms. Ferstman, the salary allocated to Subsidiaries is in respect of services provided to DundeeWealth.  For Mr. John, the amount disclosed is in respect of services provided to Dundee Resources.  For Mr. Cooper, the amount disclosed is in respect of services provided to Dundee Realty.

(2)	This amount is the value of the deferred share units awarded to Mr. Ned Goodman and Ms. Presot by Eurogas.

(3)
Option-based award values disclosed correspond to the compensation value which the board of directors of each company intended to provide to the applicable NEO for the covered year.  The following assumptions were used for the purpose of calculating the grant date fair value of the options granted by the Company on August 12, 2009 to each of Mr. Ned Goodman, Ms. Lucie Presot and Mr. Murray John:  an option term of five and one-half (5½) years to exercise; a projected dividend yield of 0% per annum, a projected stock price volatility of 26% and a risk free interest rate of 2.90%.  The options granted by the Company were valued using the Black-Scholes methodology and on that basis ascribe a value of $2.84 per option.  The grant date fair value of the options used for accounting purposes under Canadian GAAP at the time of grant was $4.04 per option using a binominal lattice methodology and the following assumptions:  an option term of five and one-half (5½) years to exercise, the dividend yield as at the grant date of 0% per annum.; a historical stock price volatility of 46.6% and a risk free interest rate of 2.9%.  The difference between the grant date fair value for compensation purposes and that for accounting purposes is the result of an estimated stock price volatility of the Company’s share price in a more stable global market economy.

For DundeeWealth, the following assumptions were used for the purpose of calculating the grant date fair value of the DundeeWealth options granted in August of 2009 to Mr. David Goodman and Ms. Ferstman:  an option term of five and one-half (5½) years to exercise; a projected dividend yield of 1.59% per annum; a projected stock price volatility of 25%; and a risk-free interest rate of 2.88%.  The DundeeWealth options were valued using the Black-Scholes methodology and on that basis ascribed a value of $2.50 per DundeeWealth option.  The grant date fair value of the DundeeWealth options used for accounting purposes under Canadian GAAP at the time of grant was $3.90 per option using a binomial lattice methodology and the following assumptions:  an option term of five and one-half years (5½) to exercise; the dividend yield as at the grant date of 1.2% per annum; a historical stock price volatility of 39%; and a risk-free interest rate of 2.88%.  The difference between the grant date fair value for compensation purposes and that for accounting purposes is the result of the accounting valuation using a trailing average volatility for the previous five and one-half (5½) years and a historical dividend yield as at the grant date while the compensation valuation uses a projected dividend yield and reduces the period to calculate volatility to three (3) years.

For Eurogas International, the grant date fair value used for accounting purposes under Canadian GAAP at the time of grant was $0.03 per option using a Black-Scholes methodology and the following assumptions:  an option term of three (3) years to exercise; a dividend yield of 0% per annum, a projected stock price volatility of 100% and a risk-free interest rate of 1.5%.

(4)	This amount represents the value of the 1,000,000 options granted to Mr. Ned Goodman in August 2009.

(5)	This amount is the value of 100,000 options awarded to Mr. Ned Goodman by Eurogas International in respect of services rendered by Mr. Goodman as a director of Eurogas International.

(6)
For Mr. Ned Goodman, the amounts reported for the Company represent the annual cash bonus awarded to Mr. Goodman by the Company in respect of fiscal 2008 and fiscal 2009.  Mr. Goodman refused to accept the full amount of the bonus approved by the Compensation Committee for 2008 and fiscal 2009 and the Board approved in each year a donation by the Company of the forgone amount of $1,000,000 to a charitable organization.

For Ms. Presot, Mr. Cooper and Mr. John the amounts reported represent the annual incentive award paid by the Company to the NEO in respect of 2008 and 2009.

For Ms. Ferstman and Mr. David Goodman, the amounts reported represent the cash portion of the annual incentive awards paid by the Company (in respect of Ms. Ferstman) and/or DundeeWealth to the NEO in respect of 2008 and 2009.

(7)
Amounts disclosed in this column represent the aggregate of any matching contributions made by the Company to the NEO under the GRSP and/or the ESPP, the value of any perquisites, the value of any imputed interest benefits and the value of any directors fees paid to the NEO by the Company.  For more information on the ESPP, see pages 22 and 35.  For 2009, except as described for each NEO in footnotes below where applicable, the value of perquisites and other personal benefits for each NEO is less than $50,000 or 10% of the amount of total compensation.

In 2009, Mr. Ned Goodman and Mr. David Goodman elected to take 100% of their directors’ fees ($54,000 and $22,476, respectively) in DSUs under the Company’s DSU Plan and Mr. Cooper elected to take 50% of aggregate director’s fees ($22,476) in DSUs.  Mr. David Goodman and Mr. Cooper were appointed to the Board on August 7, 2009.

(8)
Amounts disclosed in this column represent the aggregate of any matching contributions made by DundeeWealth to the NEO under the DundeeWealth group registered savings plan or the DundeeWealth employee share purchase plan, the value of any perquisites and the value of any directors fees paid to the NEO by DundeeWealth, Dundee Realty and/or Eurogas International.  For 2009, except as described for each NEO in footnotes below where applicable, the value of perquisites and other personal benefits for each NEO is less than $50,000 or 10% of the amount of total compensation.

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(9)           This amount includes an aggregate of $54,000 in directors fees paid to Mr. Ned Goodman by the Company, a $10,497 contribution made by the Company to the GRSP, the aggregate matching contribution of the Company under the ESPP of $90,000 and other perquisites.

(10)
The amount disclosed for Mr. Ned Goodman includes an aggregate of $57,000 in director’s fees paid to Mr. Ned Goodman by DundeeWealth, a $200,000 fee for serving as the Chairman of the Board of Directors of DundeeWealth and $33,250 in director’s fees paid to Mr. Ned Goodman by Eurogas International.  Mr. Ned Goodman elected to take 100% of the DundeeWealth director’s fees in units under the DundeeWealth deferred share unit plan.

(11)
This amount includes an aggregate of $55,302 in directors fees paid to Mr. Ned Goodman by the Company, a $10,000 contribution made by the Company to the GRSP, a $45,000 matching contribution to the Company’s ESPP and other perquisites.

(12)
The amount disclosed for Mr. Ned Goodman includes an aggregate of $55,330 in director’s fees paid to Mr. Ned Goodman by DundeeWealth, a $200,000 fee for serving as the Chairman of the Board of Directors of DundeeWealth, a $45,000 matching contribution to DundeeWealth’s employee share purchase plan and $7,045 in director’s fees paid to Mr. Ned Goodman by Eurogas International.  Mr. Ned Goodman elected to take 100% of the DundeeWealth director’s fees in units under the DundeeWealth deferred share unit plan.

(13)	Represents the value of 140,000 options awarded to Ms. Presot on August 13, 2009 following her appointment as Chief Financial Officer of the Company.

(14)
On February 3, 2009, Ms. Ferstman’s titles at DundeeWealth were changed from Executive Vice President and Chief Financial Officer to Chief Financial Officer, Vice Chair and Head of Capital Markets.  On June 4, 2009 she ceased to be the Chief Financial Officer of DundeeWealth and on June 18, 2009 ceased to be the Chief Financial Officer of the Company – see note 17 below.

(15)
This amount is the value of the portion of Ms. Ferstman’s annual incentive award for fiscal 2009 invested in units under the DundeeWealth deferred share unit plan.  The value of each unit is based upon the value of the DundeeWealth common shares determined in accordance with the DundeeWealth deferred share unit plan on the date of approval of the award by DundeeWealth’s compensation committee.

(16)	Represents the value of 250,000 options granted to Ms. Ferstman by DundeeWealth in August 2009.

(17)
As Ms. Ferstman was the Chief Financial Officer of the Company for part of 2009, the cost of Ms. Ferstman’s perquisites and matching contributions on her behalf under the ESPP and the GRSP were split 20%:80% between the Company and DundeeWealth.  The amount disclosed for the Company includes a matching contribution under the GRSP of $2,100, $10,000 under the ESPP and certain perquisites.  The amount disclosed under Subsidiaries includes DundeeWealth’s material contributions of $8,400 under the DundeeWealth group registered savings plan and $40,000 under the DundeeWealth employee share purchase plan.

(18)
This amount is the value of the portion of Mr. David Goodman’s annual incentive award by DundeeWealth for fiscal 2009 invested in units under the DundeeWealth deferred share unit plan.  The value of each unit is based upon the value of the DundeeWealth common shares determined in accordance with the DundeeWealth deferred share unit plan on the date of approval of the award by the compensation committee of DundeeWealth.

(19)
Mr. David Goodman’s award of 500,000 DundeeWealth options is part of his annual incentive award in respect of 2009 and was awarded by DundeeWealth in consideration of his low equity compensation as a portion of his total compensation relative to the industry specific peer group.  The options were subject to partial or full forfeiture if DundeeWealth’s 2009 performance fell short of the DundeeWealth board of directors approved targets.  For further clarity, if 2009 results were such that Mr. David Goodman would not receive an annual incentive award in respect of 2009, the DundeeWealth options would be forfeited.  As the DundeeWealth options are not forfeited, they vest in five equal amounts on August 12 of each of 2010, 2011, 2012, 2013, and 2014 and expire on February 12, 2015.  Based on input from a consultant to DundeeWealth’s compensation committee, DundeeWealth’s management and DundeeWealth’s external auditors, the DundeeWealth compensation committee estimated that the grant date fair value of Mr. David Goodman’s DundeeWealth options was $1,250,000.  Accordingly, when DundeeWealth’s compensation committee recommended and DundeeWealth’s board of directors approved an annual incentive award in respect of 2009 for Mr. David Goodman of $4,160,000 and since Mr. David Goodman had already received a DundeeWealth option grant with a grant date fair value of $1,250,000, the remainder of his annual incentive payout totalled $2,910,000 of which one-half, or $1,455,000, has been awarded in cash and one-half, or $1,455,000 has been awarded in units under the DundeeWealth deferred share unit plan, with the effect that $2,705,000, or 65%, of his annual incentive award was awarded in equity-based compensation.

(20)	Represents the cash portion of the annual incentive award paid to Mr. David Goodman by DundeeWealth.

(21)
This amount includes the aggregate value of units awarded to Mr. David Goodman under the DundeeWealth deferred share unit plan as part of his annual incentive award for fiscal 2008 and a discretionary bonus award of 250,000 bonus shares of DundeeWealth under its employee share incentive plan effective September 5, 2008.  The aggregate value of the 250,000 bonus shares to be issued from treasury is calculated based upon the grant date fair value which has been determined by multiplying the number of bonus shares awarded by the closing price of the DundeeWealth common shares on the TSX on the effective date of the award.  The closing price of the DundeeWealth common shares on September 5, 2008 was $13.91.  Of

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the 250,000 discretionary bonus shares awarded on September 5, 2008, 100,000 of such shares vested to Mr. Goodman on January 1, 2009 and following approval of the DundeeWealth’s compensation committee, were paid to Mr. Goodman in cash.  The remaining 150,000 DundeeWealth bonus shares will be released to Mr. Goodman in equal installments on January 1, 2010, 2011 and 2012, respectively, provided that certain share performance targets are met on each vesting date.  The performance targets require an increase of the closing price of the DundeeWealth common shares by 10.2% (for 2010), 15.8% (for 2011) and 21.6% (for 2012) over the price of the DundeeWealth common shares on the effective date of the award, which was $14.35, in order for such DundeeWealth common shares to vest.  In the event that such targets are not met on the applicable vesting dates, the bonus shares may still vest if: (i) at any time following the applicable vesting date, but prior to expiry date of the award (September 5, 2018), a performance condition is met; and/or (ii) at any time following the fifth anniversary of the effective date of the award (September 8, 2013) but prior to the expiry date of the award (September 5, 2018) a cumulative shareholder return target is met.  In the event that neither the DundeeWealth common share performance targets, nor the cumulative performance targets are met by September 5, 2018, the unvested bonus shares will be forfeited.  As of the January 1, 2010 vesting date, the DundeeWealth common shares had yet to hit the January 1, 2010 performance target of $15.81 (the closing price on January 4, 2010 was $14.10) and so the bonus shares did not vest.  Should the DundeeWealth common shares hit the performance target of $15.81 in 2010, 50,000 bonus shares will vest to Mr. Goodman.

(22)
This amount is based upon a portion of the performance fee earned by Ned Goodman Investment Counsel Limited in 2009 which Mr. Murray John is entitled to receive under the terms of his employment arrangement.

Outstanding Option-Based Awards and Share-Based Awards Table – Named Executive Officers

The following table provides a summary of all unexercised options awarded to NEOs as at December 31, 2009 on an award by award basis.  No Share-Based awards were granted to NEOs by the Company in fiscal 2009.

Outstanding Option-Based Awards Table – Company

	Option-Based Awards
Name and Award Date(s)	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in-the-Money Options(1)
Ned Goodman
May 4, 2000	255,000	$4.90	May 3, 2010	$1,843,650
August 12, 2009	1,000,000	$9.40	February 12, 2015	$2,730,000
Lucie Presot
May 4, 2000	9,000	$4.90	May 3, 2010	$65,070
August 12, 2009	140,000	$9.40	February 12, 2015	$382,200
Joanne Ferstman
May 4, 2000	150,000	$4.90	May 3, 2010	$1,084,500
November 22, 2001	120,000	$4.38	November 22, 2011	$930,000
David Goodman
May 4, 2000	90,000	$4.90	May 3, 2010	$650,700
Michael Cooper
-	-	-	-	-
Murray John
August 12, 2009	75,000	$9.40	February 12, 2015	$204,750

(1)	The value is based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year and the exercise price of the option.

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Management Proxy Circular

The following table provides a summary of all unexercised options awarded and share-based awards to  NEOs of the Company as at December 31, 2009 from Subsidiaries of the Company:

Outstanding Option-Based Awards and Share-Based Awards Table – Subsidiaries

	Option-Based Awards				Share-Based Awards
Name and Award Date(s)	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised in- the-money Options(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share- Based Awards that have not Vested(2)
Ned Goodman
May 4, 2000	200,000	$8.00	May 3, 2010	$1,160,000(3)(4)	-	-
May 17, 2007	350,000	$1.12	May 17, 2012	$0(6)	-	-
June 15, 2009	100,000	$0.10	June 15, 2014	$0(7)	-	-
Lucie Presot
May 4, 2000	30,000	$8.00	May 3, 2010	$174,000(3)	-	-
David Goodman
May 4, 2000	200,000	$8.00	May 3, 2010	$1,160,000(3)	-	-
July 24, 2002	50,000	$4.75	July 23, 2012	$452,500(3)	-	-
May 15, 2006	-	-	-	-	20,000	$276,000(5)
May 18, 2007	-	-	-	-	120,000	$1,656,000(5)
Sept 5, 2008	-	-	-	-	150,000	$2,070,000(5)
August 12, 2009	500,000	$10.58	February 12, 2015	$1,610,000(3)	-	-
Joanne Ferstman
May 4, 2000	50,000	$8.00	May 3, 2010	$290,000(3)	-	-
July 24, 2002	100,000	$4.75	July 23, 2012	$905,000(3)	-	-
May 15, 2006	-	-	-	-	20,000	$276,000(5)
May 17, 2007	500,000	$1.12	May 17, 2012	$0(6)	-	-
May 18, 2007	-	-	-	-	30,000	$414,000(5)
May 22, 2007	100,000	$16.45	November 22, 2012	$0(3)	-	-
August 12, 2009	250,000	$10.58	February 12, 2015	$805,000(3)	-	-
Michael Cooper
-	-	-	-	-	-	-
Murray John
May 4, 2000	10,000	$8.00	May 3, 2010	$58,000(3)	-	-
August 16, 2006	50,000	$10.75	February 16, 2012	$152,500(3)	-	-

(1)	The value is based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year, and the exercise price of the option.

(2)
This value is calculated by multiplying the number of underlying shares by the market value of the shares at the end of the most recently completed financial year.  For Mr. David Goodman’s bonus share award of September 5, 2008, the calculation assumes that the minimum share performance targets are achieved.

(3)	Represents options awarded by DundeeWealth.

(4)	On April 16, 2010, Mr. Ned Goodman elected in accordance with the terms of the DundeeWealth Share Incentive Plan, to terminate his vested options and received 91,653 common shares of DundeeWealth.

(5)	Represents bonus shares awarded by DundeeWealth.

Dundee Corporation
Management Proxy Circular

(6)	Represents options awarded by Eurogas.

(7)	Represents options awarded by Eurogas International.

Incentive Plan Awards Table – Named Executive Officers

The following table sets forth information regarding the vesting of option-based awards of the Company to the NEOs in the fiscal year ended December 31, 2009.  No share-based awards of the Company vested to the NEOs in the fiscal year ended December 31, 2009:

Incentive Plan Awards Table – Company

Name	Option-Based Awards – Value Vested During the Year(1)
Ned Goodman	$0
Lucie Presot	-
Joanne Ferstman	$0
David Goodman	$0
Michael Cooper	-
Murray John	-

(1)	This value was determined by calculating the difference between the market price of the underlying shares and the exercise price of the options on the vesting date.

Incentive Plan Awards Table – Subsidiaries

The following table sets forth information regarding the vesting of Subsidiary option-based awards and share-based awards to the NEOs in the fiscal year ended December 31, 2009:

Name	Option-Based Awards – Value Vested During the Year(1)	Share-Based Awards – Value Vested During the Year (2)
Ned Goodman	$0(3)	$236,000
Lucie Presot	-	-
Joanne Ferstman	$0(4)	$147,500
David Goodman	$0(4)	$944,000
Michael Cooper	-	-
Murray John	$3,900(4)	$104,500

(1)	This value was determined by calculating the difference between the market price of the underlying shares and the exercise price of the options on the applicable vesting date.

(2)
Represents the value of DundeeWealth bonus shares released to the NEO in the fiscal year ended December 31, 2009.  This value was determined by calculating the dollar value realized by multiplying the number of shares by the market value of the underlying shares on the vesting date.

(3)	Represents the value of options awarded by Eurogas International and Eurogas.

(4)	Represents the value of options awarded by DundeeWealth.

EMPLOYMENT ARRANGEMENTS

Through Ned Goodman Investment Counsel Limited (“NGIC”) (formerly, Ravensden Asset Management Inc.), Mr. John is entitled to receive an annual bonus equal to a portion of the performance fee, if any,

Dundee Corporation
Management Proxy Circular

earned by NGIC under its sub-advisory agreement with Goodman & Company, Investment Counsel Ltd.  Mr. John received $500,000 in respect of a portion of the performance fees earned by NGIC for the financial year ended December 31, 2009.  No performance fees were earned in respect of the year ended December 31, 2008.

RETIREMENT ARRANGEMENTS

The Compensation Committee and the Board has approved the establishment of a retirement plan (the “Dundee Corporation Supplementary Executive Retirement Plan”) for Mr. Ned Goodman.  The terms of the Dundee Corporation Supplementary Executive Retirement Plan have not been finalized by the Compensation Committee.  The pension is intended to supplement the maximum pension prescribed by the Income Tax Act (Canada) if, as and when applicable.  The expected annual retirement benefit for Mr. Goodman is $300,000.  Obligations in respect of such arrangements are unfunded and may be allocated to the Company and/or a subsidiary of the Company.  Mr. MacRae, formerly the Vice Chairman of the Company and currently a director of the Company, retired as Vice Chairman on March 22, 2004.  Mr. MacRae receives from the Company an annual retirement allowance benefit of $100,000.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

The following table sets out the aggregate indebtedness of all current and former executive officers, directors and employees of the Company and its subsidiaries as of April 23, 2010 to: (i) the Company or any of its subsidiaries; and (ii) another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries (if any):

Aggregate Indebtedness
Purpose	To the Company or its Subsidiaries	To Another Entity
Share purchases	$19,390,074(1)	$0
Other	$25,800,334(2)	$0

(1)
Represents the aggregate loan amounts outstanding under the Share Loan Plan of DundeeWealth as of April 23, 2010.  See “Equity Compensation Plans – Share Loan Plan” in the DundeeWealth Circular for additional information.

(2)	Includes advances to financial advisors in connection with the transfer of assets under administration to DundeeWealth or its affiliates.

EQUITY COMPENSATION PLANS

Share Incentive Plan

The Share Incentive Plan of the Company is designed to advance the interests of the Company by encouraging employees, officers and directors of the Company and affiliates thereof, which may be designated from time to time in accordance with the Share Incentive Plan, to hold equity in the Company.  The Share Incentive Plan consists of a share purchase component, a share bonus component and a share option component, each of which is described in greater detail below.

Awards under the Share Incentive Plan are not assignable or transferable other than pursuant to a will or by the laws of descent and distribution unless otherwise approved by the directors of the Company, except for the assignability in certain circumstances of options awarded pursuant to such share option component.  See “Share Option Component” on page 35.

Dundee Corporation
Management Proxy Circular

The Share Incentive Plan provides that the Board may approve, and shareholder approval is not required for, amendments to the Share Incentive Plan, except for any amendment or modification that: (i) increases the number of Subordinate Voting Shares reserved for issuance under the Share Incentive Plan (except for the purpose of maintaining award value in connection with a stock split, consolidation, share dividend, recapitalization, change of control, or similar event); (ii) reduces the exercise price of an award to the benefit of an insider (except for the purpose of maintaining award value in connection with a stock split, consolidation, share dividend, recapitalization, change of control, or similar event); or (iii) extends the exercise term of an award beyond the original expiry date of such award.

The aggregate maximum number of Subordinate Voting Shares available under the Share Incentive Plan is 15,480,000, which, as of April 23, 2010, represents 21.82% of the Company’s outstanding Subordinate Voting Shares.  As of April 23, 2010, an aggregate of 6,420,553 Subordinate Voting Shares have been issued, 2,074,612 Subordinate Voting Shares are issuable pursuant to awards that have been granted and remain outstanding and 6,984,835 remain available for issuance under the Share Incentive Plan, representing 9.05%, 2.92% and 9.85%, respectively, of the Company’s outstanding Subordinate Voting Shares.

Subordinate Voting Shares which would have been issuable upon exercise of options or settlement of other awards under the Share Incentive Plan that are surrendered, forfeited or cancelled or that terminate or expire without being exercised or settled, and Subordinate Voting Shares that are surrendered to the Company as payment of exercise price, withholding tax or as part of an award exchange program, will again become available for issuance under the Share Incentive Plan.

The Share Incentive Plan provides that the number of Subordinate Voting Shares issuable to insiders of the Company, at any time under all security based compensation arrangements of the Company, shall not exceed 10% of the total number of Subordinate Voting Shares then issued and outstanding, and the number of Subordinate Voting Shares issued to insiders, within any one year period, under all security based compensation arrangements of the Company, shall not exceed 10% of the total number of Subordinate Voting Shares then issued and outstanding.

Amendments to Share Incentive Plan

In March, 2010, the Board approved an amendment to the Share Incentive Plan to combine the maximum number of Subordinate Voting Shares issuable pursuant to each component of the Share Incentive Plan into an aggregate limit for the Share Incentive Plan as a whole.  As a result of such amendment, the Board may, in its discretion, but subject to the 10% limits set out in the Share Incentive Plan, allocate the full number of Subordinate Voting Shares remaining available for issuance under the Share Incentive Plan, to any one component of the Share Incentive Plan, including the Share Bonus Plan component.  In other words, all of the remaining Subordinate Voting Shares may be issued under the Share Bonus Plan Component, rather than other plan components such as the Share Option Plan where eligible participants would be required to pay the exercise price.  Although it is not the present intention of the Board to allocate the aggregate number of Subordinate Voting Shares available for issuance under the Share Incentive Plan to any one component of the Share Incentive Plan, the Company believes that providing an aggregate limit for the Share Incentive Plan as a whole, will provide it with greater flexibility in structuring its share based compensation arrangements.  The Company determined that, in accordance with the terms of the Share Incentive Plan, shareholder approval was not required for such amendment.

In 2009, the Board also approved certain minor amendments to the Share Incentive Plan, including such amendments as were required in connection with the appointment of a third party service provider as administrator of the Share Purchase Plan component and Share Option Plan component of the Share Incentive Plan as well as updates to the Share Incentive Plan to reflect the stock split.  The Company determined that, in accordance with the terms of the Share Incentive Plan, shareholder approval was not required for such amendments.

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Management Proxy Circular

Share Purchase Component

The share purchase component comprising part of the Share Incentive Plan (the “Share Purchase Plan”) permits eligible participants, who are designated from time to time and elect to participate in the Share Purchase Plan, to contribute to the Share Purchase Plan up to the amount established from time to time in accordance with the Share Incentive Plan, which amount may not exceed 10% of the basic annual remuneration of the participant or such other maximum amount to be determined in accordance with the Share Incentive Plan.  The Company may match up to the full amount of each participant’s contribution to the Share Purchase Plan.  Under the Share Purchase Plan: (i) Subordinate Voting Shares may be issued to each participant from treasury having a value equal to the aggregate amount contributed to the Share Purchase Plan by the participant and the Company in respect of such participant (the “Treasury Alternative”) and, in such case, Subordinate Voting Shares are deemed to be issued at a price equal to the simple average of the high and low trading prices of such shares on the TSX for the five prior consecutive trading days ending three trading days immediately prior to the date of issue of such shares; or (ii) Subordinate Voting Shares may be purchased on the open market having a value equal to the amount contributed to the Share Purchase Plan by the participant and the Company in respect of such participant (the “Market Alternative”) instead of issuing Subordinate Voting Shares from treasury.  In 2009, the Board approved the Market Option, except for participation of the Chief Executive Officer which is satisfied by issuances from treasury.

If there is a take-over bid or issuer bid (within the meaning of the Securities Act (Ontario), other than an exempt take-over bid or exempt issuer bid for the purposes of the Securities Act (Ontario), made for outstanding Subordinate Voting Shares, or if the Subordinate Voting Shares become convertible into Common Shares as a result of a take-over bid being made for the Common Shares, the directors of the Company may permit the issue and/or delivery to participants of unvested Subordinate Voting Shares (if any) under the Share Purchase Plan in order to permit Subordinate Voting Shares or Common Shares to be tendered to such take-over bid or issuer bid.

Subject to any employment agreement, in the event of a participant ceasing to be employed by the Company and its designated affiliates due to retirement, long-term disability or death, the participant shall automatically cease to be entitled to participate in the Share Purchase Plan.  Delivery of any unvested Subordinate Voting Shares, if any, shall not be accelerated and shall occur on the date the Subordinate Voting Shares would otherwise have been delivered.

Subject to any employment agreement, in the event of a participant ceasing to be employed by the Company and its designated affiliates for any reason other than retirement, long-term disability or death, the participant shall automatically cease to be entitled to participate in the Share Purchase Plan and any cash portion of the participant’s contribution shall be paid to the participant and any cash portion of the Company’s contribution shall be forfeited.  Subject to the discretion of the directors of the Company to release Subordinate Voting Shares to the participant, in respect of the Subordinate Voting Shares then held in safekeeping for the participant (if any), the participant under the Treasury Alternative will receive an amount equal to the lesser of the participant’s contribution and an amount equal to the Participant’s pro rated share of the loss on the Subordinate Voting Shares, and under the Market Alternative, the participant will receive the Subordinate Voting Shares on the date they otherwise would have been delivered.

During the year ended December 31, 2009, 25,087 Subordinate Voting Shares were issued by the Company under the Share Purchase Plan.  As of April 23, 2010, an aggregate of 1,115,737 Subordinate Voting Shares have been issued (representing 1.57% of the Company’s outstanding Subordinate Voting Shares) under the Share Purchase Plan.

Share Option Component

Under the share option component comprising part of the Share Incentive Plan (the “Share Option Plan”), options (“Options”) to purchase Subordinate Voting Shares may be granted to eligible participants (collectively, “Optionees”) designated under the Share Incentive Plan.  Optionees to whom Options will be

Dundee Corporation
Management Proxy Circular

granted, the number of Options to be granted and the exercise price of each Option will be determined in accordance with the Share Incentive Plan.  The exercise price per Subordinate Voting Share may not be less than the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange (the “TSX”) or on such other stock exchange or over-the-counter market on which the Subordinate Voting Shares are then listed or quoted, as the case may be, on the last trading day immediately preceding the day the Option is granted or, if the Subordinate Voting Shares are not then listed or quoted on a stock exchange or over-the-counter market, as otherwise determined in accordance with the Share Incentive Plan.  Each Option, unless terminated pursuant to the Share Option Plan, will expire on a date to be determined in accordance with the Share Incentive Plan at the time the Option is granted, which date may not exceed ten (10) years from the date of the grant of the Option.  If the directors of the Company do not otherwise determine the Option Period for an Option, the Option Period shall be ten (10) years commencing on the date of grant of the Option.  Each Option will be exercisable over such period as determined at the time of grant; provided that, if no vesting period is determined at the time of grant, the Option will be exercisable as follows: as to one-third (⅓), after one (1) year from the grant of such Option; as to an additional one-third (⅓), after two (2) years from the grant of such Option; and as to the remaining one-third, after three (3) years from the grant of such Option.

If there is a take-over bid or issuer bid (within the meaning of the Securities Act (Ontario)), other than an exempt take-over bid or exempt issuer bid for the purposes of the Securities Act (Ontario), made for outstanding Subordinate Voting Shares, or if the Subordinate Voting Shares become convertible into Common Shares as a result of a take-over bid being made for the Common Shares, all Options outstanding may be permitted by the directors of the Company, in accordance with the Share Option Plan, to become immediately exercisable in order to permit Subordinate Voting Shares issuable under such Options, or the Common Shares into which they are exercisable, as the case may be, to be tendered to such take-over bid or issuer bid.  If, pursuant to a take-over bid and any compulsory acquisition, an offeror acquires 100% of the Subordinate Voting Shares, or the Subordinate Voting Shares become convertible into Common Shares as a result of a take-over bid being made for the Common Shares and an offeror acquires 100% of the Common Shares, and, in either case, the consideration under the take-over bid includes equity securities of the offeror, the directors of the Company may send a notice to all Optionees requiring them to surrender their Options within ten (10) days of the mailing of such notice provided that: (i) the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement options to purchase such equity securities; (ii) the directors of the Company have determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and (iii) the surrender of Options and the granting of replacement options can be effected on a tax free roll-over basis under the Income Tax Act (Canada).

The Share Option Plan also provides for share appreciation rights.  An Optionee may, rather than exercise any Option which such Optionee is then entitled to exercise under the Share Option Plan, terminate such Option, in whole or in part, and, in lieu of receiving the Subordinate Voting Shares to which the terminated Option relates: (a) receive that number of Subordinate Voting Shares (disregarding fractions) which, when multiplied by the fair value of the Subordinate Voting Shares (which shall be the weighted average price of the Subordinate Voting Shares on the TSX for the five (5) trading days immediately preceding the date of termination of such Option or, if the Subordinate Voting Shares are not then listed or quoted on a stock exchange or over-the-counter market, as otherwise determined in accordance with the Share Incentive Plan) to which the terminated Option relates, has a total value equal to the product of the number of such Subordinate Voting Shares multiplied by the difference between the fair value and the exercise price of the terminated Option, less any amount required to be withheld on account of income taxes; or (b) with the consent of the Company, receive cash equal to the product of the number of Subordinate Voting Shares to which the Option so terminated relates multiplied by the difference between the fair value of the Subordinate Voting Shares to which the terminated Option relates and the exercise price of the terminated Option, less any amount required to be withheld on account of income taxes.

Subject to approval by the Board, and, if required, regulatory approval, an Optionee may assign Options in limited circumstances.

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Management Proxy Circular

Subject to any employment agreement, in the event of retirement, long-term disability or death of an Optionee, any vested Options held by the Optionee shall become immediately exercisable and shall be exercisable by the Optionee, or the person or persons to whom the rights pass by the will of the Optionee or the laws of descent and distribution, for a period of time that is the earlier of: (i) twelve (12) months after the date of retirement, long-term disability or death; and (ii) the expiry of the period during which the Options are exercisable.  All unvested Options terminate immediately on the date of termination of employment.

Subject to any employment agreement, in the event of an Optionee ceasing to be employed by or provide services to the Company and its designated affiliates for any reason other than retirement, long-term disability or death or termination for “cause” or in the event of a participant ceasing to be a director of the Company and its designated affiliates, the Optionee may only exercise vested Options for the period that is the earlier of: (i) 60 days following such event; and (ii) the expiry of the period during which the Options are exercisable.  All unvested Options terminate immediately on the date of termination of employment.

During the year ended December 31, 2009, 300,000 Subordinate Voting Shares were issued by the Company upon exercise of Options.  As of April 23, 2010, an aggregate of 5,088,816 Subordinate Voting Shares have been issued on the exercise of Options and Options to purchase an aggregate of 2,074,612 Subordinate Voting Shares were outstanding (representing 2.92% of the Company’s outstanding Subordinate Voting Shares).

Share Bonus Component

The share bonus component comprising part of the Share Incentive Plan (the “Share Bonus Plan”) permits Subordinate Voting Shares to be issued as a discretionary bonus to eligible participants who are designated under the Share Incentive Plan from time to time on terms established in accordance with the Share Incentive Plan.

The Company did not issue any Subordinate Voting Shares under the Share Bonus Plan during the year ended December 31, 2009.

As of April 23, 2010, an aggregate of 216,000 Subordinate Voting Shares have been issued (representing 0.3% of the Company’s outstanding Subordinate Voting Shares) under the Share Bonus Plan.

Deferred Share Unit Plan

The purpose of the DSU Plan is to significantly strengthen the link between the interests of eligible directors, officers and employees of the Company and affiliates thereof (the “Participants”) and the interests of the shareholders of the Company by providing Participants with long-term incentive tied to the long-term performance of the Subordinate Voting Shares.  The DSU Plan is administered by the Compensation Committee.  Under the DSU Plan, a Participant may be granted, on an annual or more frequent basis, Units in such number and effective as of such date as the Compensation Committee shall specify and based on certain criteria determined by the Compensation Committee including services performed or to be performed by the Participant.  In addition, the Compensation Committee may, in its sole discretion, impose certain conditions on the grant of Units which would have to be met for the Participant to be entitled to receive payment in respect of the Units granted.  The Units are credited to an account maintained for the Participant by the Company or its affiliates, as specified by the Compensation Committee, and are subject to adjustment for dividends and anti-dilution events including the subdivision, consolidation or reclassification of the outstanding Subordinate Voting Shares.

A Participant is only entitled to payment in respect of Units granted to him or her when the Participant ceases to be employed by the Company or an affiliate thereof for any reason and the Participant is not a director of the Company or an affiliate thereof.  Upon termination, the Participant (or the legal representative of such Participant’s estate) may irrevocably elect the date as of which the value of his or her Units shall be determined and paid (the “Entitlement Date”) based on certain criteria set out in the

Dundee Corporation
Management Proxy Circular

DSU Plan.  The value of the Units in respect of a Participant at the Entitlement Date (the “Redemption Value”) will be the product of: (i) the number of Units credited to the Participant’s account; and (ii) the market value of a Subordinate Voting Share on the TSX as at the Entitlement Date.  The Redemption Value shall, as specified by the Compensation Committee in its sole discretion, after deduction of any applicable taxes and other required source deductions, be satisfied and paid to the Participant (or the legal representative of such Participant’s estate) in its entirety or as a combination of: (i) a conversion into and issuance from treasury of Subordinate Voting Shares; (ii) a cash payment; or (iii) Subordinate Voting Shares acquired in the open market.

The maximum number of Subordinate Voting Shares that may be issued from treasury under the DSU Plan is 1,500,000.  For the year ended December 31, 2009, 73,740 Units were granted under the DSU Plan.  As of April 23, 2010, 11,379 Subordinate Voting Shares have been issued on the exercise of Units, an aggregate of 807,060 Units were outstanding and an aggregate of 681,561 Subordinate Voting Shares remained available for the grant of Units under the DSU Plan.

The DSU Plan provides that the number of Subordinate Voting Shares issuable to insiders of the Company, at any time under all security based compensation arrangements of the Company, shall not exceed 10% of the total number of Subordinate Voting Shares then issued and outstanding, and the number of Subordinate Voting Shares issued to insiders, within any one (1) year period, under all security based compensation arrangements of the Company, shall not exceed 10% of the total number of Subordinate Voting Shares then issued and outstanding.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth details of the securities authorized for issuance under the Company’s equity compensation plans as at December 31, 2009.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity Compensation Plans Approved by Securityholders
Share Incentive Plan
Share Purchase Component	0	N/A	N/A
Share Bonus Component	0	N/A	N/A
Share Option Component	2,449,612	$7.33	N/A
Share Incentive Plan Total	2,449,612	N/A	6,899,315
DSU Plan	789,699	N/A	698,922
Total	3,239,311	N/A	7,598,237
Equity Compensation Plans Not Approved by Securityholders
Total	N/A	N/A	N/A

(1)	See “Share Incentive Plan” on page 33 for information relating to securities authorized for issuance under the Company’s equity compensation plans as of April 23, 2010.

EXECUTIVE BENEFIT PLAN

The Company has an Executive Benefit Plan in which certain executive officers are eligible to participate.  The Executive Benefit Plan is funded by the Company and uses contributions made by the Company to purchase previously issued Shares.  The Executive Benefit Plan is administered by the Compensation

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Management Proxy Circular

Committee, which determines the timing and terms of any awards granted to participants under the Executive Benefit Plan.

In October 2009, the President and Chief Executive Officer entered into a private share exchange agreement with the Company’s Executive Benefit Plan Trust.  The transaction allowed for Mr. Goodman’s registered retirement plan to exchange 500,805 Subordinate Voting Shares for 500,805 Common Shares of the Company which were previously under option.  The transaction was overseen and approved by the Compensation Committee of the Board who received a third party opinion.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Subordinate Voting Shares, for the last five (5) financial years, with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX”), assuming an investment of $100 on December 31, 2004 and assuming dividend reinvestment and excluding trading commissions and taxes.

As discussed above under “Compensation Discussion and Analysis”, the Company approaches executive compensation on an overall basis, with different elements of compensation being used to address different expectations of executive performance.  Base salary, as a fixed component, does not correlate directly to the market price of the Subordinate Voting Shares but rather reflects factors such as expertise, ability, skill, experience and the role the executive plays in the overall structure of the Company.  As such, the fixed components of compensation have remained relatively stable over the measurement period and have not fluctuated with changes in the market value of the Subordinate Voting Shares.  Annual variable cash compensation and incentive awards vary year-to-year based on corporate and individual performance factors, which may include consideration of the market value of the Subordinate Voting Shares, but is not necessarily directly linked to the change in the market value of the Subordinate Voting Shares.

The Company has not paid dividends on the Subordinate Voting Shares since 1991.  However, taking into account the 3 for 1 stock split in 2007, the Company has since 1994 purchased for cancellation an aggregate of 36,170,407 Subordinate Voting Shares and Common Shares at an average price of $5.24 per Share.

The Common Shares are not listed on the TSX.

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Management Proxy Circular

ADDITIONAL INFORMATION AVAILABLE

A copy of all public documents will be made available without charge in the case of a shareholder of the Company, upon request to the Secretary of the Company at investor@dundeecorporation.com.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set out above or otherwise disclosed in the 2009 AIF under the heading “Relationship Between the Company and Certain Related Parties”, which disclosure is incorporated by reference herein, there has been no transaction since January 1, 2009 or a proposed transaction which has materially affected or would materially affect the Company or any of its Subsidiaries in respect of which any director or executive officer of the Company, any director or executive officer of any of its Subsidiaries, any proposed nominee for director of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, any director or executive officer of such a person or company, or any associate or affiliate of any of the foregoing had a direct or indirect material interest.

GENERAL INFORMATION

The information contained in this Circular is given as of April 23, 2010, except as otherwise indicated.  The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the directors of the Company.

By Order of the Board

Lili Mance
Corporate Secretary

May 14, 2010

Dundee Corporation
Management Proxy Circular

APPENDIX A

AMENDMENT OF SHARE INCENTIVE PLAN

RESOLVED THAT:

1.           The Share Incentive Plan (the “Plan”) be amended as follows:

(a)           the following definition be added to Section 1.01 of the Plan:

“Blackout Period” means an interval of time during which: (i) trading in securities of the Corporation is restricted in accordance with the policies of the Corporation; or (ii) the Corporation has determined that one or more Participants may not trade in securities of the Corporation because they may be in possession of undisclosed material information (as defined under applicable securities laws);

(b)           the following be added to the end of Section 4.03 of the Plan:

Notwithstanding the foregoing, if an Option is to expire: (i) during a Blackout Period; or (ii) within ten (10) Business Days following the end of a Blackout Period, then the Option Period shall be automatically extended for a period of ten (10) Business Days following the end of the Blackout Period.

Dundee Corporation	A-1	Management Proxy Circular